EXHIBIT 41.1
                                                                    ------------



                           VIKING ENERGY ROYALTY TRUST



                         RENEWAL ANNUAL INFORMATION FORM



                      FOR THE YEAR ENDED DECEMBER 31, 2003






                                   MAY 7, 2004

                                TABLE OF CONTENTS

                                                                            PAGE

DEFINITIONS AND ABBREVIATIONS..................................................1
THE TRUST AND ITS SUBSIDIARIES.................................................4
         General  .............................................................4
         Structure of the Trust................................................5
         Trustee  .............................................................6
BUSINESS OF THE TRUST..........................................................6
         The Trust.............................................................6
         Viking Holdings Trust and Viking Holdings Inc.........................8

GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST...............................9
PRINCIPAL PROPERTIES AND OPERATIONAL INFORMATION..............................13
         Principal Producing Properties at December 31, 2003..................13
         2004 Capital Expenditures Plan.......................................16
         Crude Oil and Natural Gas Reserves Data and Future Net Revenue.......16
         Oil and Gas Production and Reserves Data Disclosure..................17
         Undeveloped Reserves.................................................21
         Probable Reserves....................................................22
         Future Development Costs.............................................22
         Significant Factors or Uncertainties.................................22
         Oil and Gas Properties and Wells.....................................23
         Property Acquisitions, Exploration and Development Costs Incurred....23
         Exploration and Development Activities...............................23
         Properties with No Attributed Reserves...............................24
         Forward Contracts and Commitments....................................24
         Abandonment and Reclamation Costs....................................24
         Tax Horizon..........................................................25
         Production Estimates.................................................25
         Selected 2003 Quarterly Information..................................25
         Production History by Material Property..............................26
TRUST UNITS...................................................................26
MARKET FOR SECURITIES.........................................................27
DISTRIBUTIONS.................................................................28
CANADIAN INCOME TAX INFORMATION...............................................28
U.S. NON-RESIDENT INCOME TAX INFORMATION......................................28
DIRECTORS AND OFFICERS........................................................30
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................31
TRANSFER AGENT AND REGISTRAR..................................................32
MATERIAL CONTRACTS............................................................32
INTERESTS OF EXPERTS..........................................................32
COMPETITIVE CONDITIONS AND RISK FACTORS.......................................32
GOVERNMENT REGULATION.........................................................35
ADDITIONAL INFORMATION........................................................38

SCHEDULE A -      KEYWEST ENERGY CORPORATION FINANCIAL STATEMENTS............A-1
SCHEDULE B -      REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED
                  RESERVES EVALUATOR OR AUDITOR..............................B-1
SCHEDULE C -      REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND
                  GAS DISCLOSURE.............................................C-1


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

                          DEFINITIONS AND ABBREVIATIONS

In this Renewal Annual Information Form, the capitalized terms set forth below have the following meanings:

"ACQUISITION NOTES" means the unsecured subordinated notes issued by VEL (formerly VKI) in connection with the acquisition of all of the shares of KeyWest pursuant to a plan of arrangement.

"CROWN ROYALTIES" means royalties or other payments payable to any government in Canada in respect of the acquisition, development or ownership of or production from the Properties, including, without limitation, the Saskatchewan surcharge payable by resource corporations.

"DEFERRED ROYALTY PURCHASE OBLIGATION" means the ongoing obligation of the Trust to pay to VHI, in its capacity as trustee of VHT, an amount equal to 99% of designated capital expenditures, as provided for in the VHT Royalty Agreement, and to pay to VHI an amount up to 99% of designated capital expenditures, as provided for in the VHI Royalty Agreement.

"DISTRIBUTION RECORD DATE" means the date Net Income is paid to Unitholders, being the 15th day following any Record Date.

"FINANCIAL STATEMENTS" means the Trust's audited consolidated financial statements for the year ended December 31, 2003, a copy of which is available on SEDAR at www.sedar.com.

"GLJ REPORT" means the report by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), dated March 29, 2004 evaluating the crude oil, natural gas and natural gas liquids attributable to the Properties.

"INTERNALIZATION TRANSACTION" means the purchase of the shares of VML indirectly by the Trust, all transactions and costs related thereto.

"KEYWEST" means KeyWest Energy Corporation.

"KEYWEST PARTNERSHIP" means the KeyWest Energy Partnership, a general partnership.

"KEYWEST PROPERTIES" means the working or other interests of KeyWest, in petroleum and natural gas properties that constitute Canadian resource properties as defined in the Tax Act, together with tangibles and miscellaneous interests relating thereto.

"NET INCOME" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date and ending on such Distribution Record Date, on the following basis:

         (a) interest income calculated on an accrual basis and accrued from day to day;

         (b) dividends or distributions on securities held by the Trust when received including dividends deemed to have been received on such securities pursuant to the Tax Act;

         (c) amounts in respect of Royalty Production Income on an accrual basis;

         (d) amounts receivable in the year as Royalty Disposition Proceeds, to the extent such Royalty Disposition Proceeds create a negative balance in the "cumulative Canadian oil and gas property expense" account, as defined under the Tax Act of the Trust in any such year; less

         (e) all expenses and liabilities of the Trust which are due or accrued and which are chargeable to income.

"ROYALTY DISPOSITION PROCEEDS" means any net proceeds realized by the Trust in respect of the termination or disposition of any royalty acquired by the Trust in respect of Properties.


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

"ROYALTY PRODUCTION INCOME" means income received by the Trust from any royalty acquired by the Trust in respect of Properties but for greater certainty does not include Royalty Disposition Proceeds.

"PROPERTIES" means "Canadian resource properties" as defined in the Tax Act and, where the context requires, includes the VHT Properties and the VHI Properties.

"SEDPEX PARTNERSHIP " means the Sedpex partnership, a general partnership, which holds the Sedpex Properties.

"TAX ACT" means the INCOME TAX ACT (Canada).

"TRUST" OR "VIKING" means Viking Energy Royalty Trust.

"TRUST UNITS" means the units of the Trust, each unit representing an equal fractional undivided beneficial interest therein.

"TRUSTEE" means Computershare Trust Company of Canada, or its successor as trustee of the Trust.

"UNITHOLDERS" means the holders from time to time of one or more Trust Units.

"VAL" means Viking Acquisitions Ltd.

"VEAL" means Viking Energy Acquisitions Ltd.

"VEL" means Viking Energy Ltd.

"VERT TRUST INDENTURE" means the amended and restated trust indenture of the Trust dated as of July 1, 2003 between the Trustee, in its capacity as trustee of the Trust and VHI.

"VHI" means Viking Holdings Inc., as trustee for and on behalf of VHT.

"VHI PROPERTIES" means the working, or other interests of VHI (formerly held by VEAL) in any petroleum and natural gas properties that constitute Canadian resource properties as defined in the Tax Act, together with tangibles and miscellaneous interests relating thereto.

"VHI ROYALTY" means the royalty payable by VHI (formerly the VEAL royalty) in respect of the net production revenues attributable to the VHI Properties, as more fully described in the VHI Royalty Agreement.

"VHI ROYALTY AGREEMENT" means the amended and restated royalty agreement dated as of July 1, 2003 between VHI and the Trustee, in its capacity as trustee of the Trust.

"VHT" means Viking Holdings Trust.

"VHT PROPERTIES" means the working or other interests of VHT, in petroleum and natural gas properties that constitute Canadian resource properties as defined in the Tax Act, together with tangibles and miscellaneous interests relating thereto.

"VHT ROYALTY" means the royalty payable by VHT in respect of the net production revenues attributable to the VHT Properties, as more fully described in the VHT Royalty Agreement.

"VHT ROYALTY AGREEMENT" means the amended and restated royalty agreement dated as of July 1, 2003 between VHI, in its capacity as trustee of VHT, and the Trustee, in its capacity as trustee of the Trust.

"VHT TRUST INDENTURE" means the amended and restated trust indenture of VHT dated as of July 1, 2003 among VHI, in its capacity as trustee of VHT, and the Trustee, in its capacity as trustee of the Trust.

"VKI" means Viking KeyWest Inc.


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

"VLI" means Viking Landover Inc. now VEL after amalgamation with VEL on September 24, 2003.

"VML" means Viking Management Ltd.



In this Renewal Annual Information Form, the abbreviations set forth below have the following meanings:

BBL          barrel,   each  barrel   representing  34.972    MBBL         one thousand barrels
             Imperial gallons or 42 U.S. gallons

                                                              MBOE         one thousand barrels of oil equivalent

BBL/D        barrels per day                                  MCF          one thousand cubic feet

BCF          one billion cubic feet                           MCF/D        one thousand cubic feet per day

BOE          barrels   of  oil   equivalent   derived   by    MMCF         one million cubic feet
             converting  gas to oil  in the  ratio  of six
             thousand  cubic  feet of gas to one barrel of    MMCF/D       one million cubic feet per day
             oil,  which  conversion  ratio is based on an
             energy    equivalency    conversion    method
             primarily  applicable  at the  burner tip and
             does not  represent  a value  equivalency  at
             the   wellhead.   Boe's  may  be   misleading
             particularly if used in isolation.

BOE/D        barrels of oil equivalent per day

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

             TO CONVERT FROM              TO                       MULTIPLY BY
             ---------------              --                       -----------
             Cubic feet                   cubic meters             0.028
             Cubic meters                 cubic feet               35.301
             Bbls                         cubic meters             0.159
             Cubic meters                 bbls                     6.290
             Feet                         meters                   0.305
             Meters                       feet                     3.281
             Miles                        kilometers               1.609
             Kilometers                   miles                    0.621
             Acres                        hectares                 0.4047
             Hectares                     acres                    2.4710

References to "dollars" and "$" set forth in this renewal annual information form are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter gender and vice versa.

                         THE TRUST AND ITS SUBSIDIARIES

GENERAL

         THE TRUST

Viking Energy Royalty Trust (the "Trust" or "Viking") is an open-end investment trust created under the laws of the Province of Alberta. The Trust is governed by the Amended and Restated Trust Indenture dated as of July 1, 2003 (the "VERT Trust Indenture"). The beneficiaries of the Trust are the holders of the outstanding Trust Units (the "Unitholders"). The Trust's principal and head office is located at 400, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4.

         VIKING HOLDINGS TRUST AND VIKING HOLDINGS INC.

The Trust wholly-owns Viking Holdings Trust ("VHT") and Viking Holdings Inc. ("VHI"). VHT was created under the laws of the Province of Alberta as a commercial trust pursuant to the VHT Trust Indenture dated October 24, 1997, as amended and restated July 1, 2003 (the "VHT Trust Indenture"). VHI was incorporated on August 13, 1997 under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"). VHI acts as trustee for and on behalf of VHT. VHI, in its capacity as trustee of VHT, directly and indirectly owns the entire interest in the Sedpex Partnership.

Effective July 1, 2003, VKI and VEAL amalgamated pursuant to the provisions of the ABCA and continued as Viking Holdings Inc. See "General Development of the Business of the Trust - Governance Restructuring of the Trust and Certain Subsidiaries". Unless the context otherwise requires, references to VEAL herein shall refer to VHI.

         VIKING ENERGY LTD.

Viking Energy Ltd. ("VEL") was incorporated on May 14, 2001 under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of BXL Energy Ltd. ("BXL"). Effective June 30, 2001 VEL and BXL amalgamated pursuant to the provisions of the ABCA and continued as Viking Energy Ltd. VHI, in its capacity as trustee of VHT, wholly owns VEL.

         VIKING LANDOVER INC.

Viking Landover Inc. ("VLI") was incorporated on May 14, 2002 under the ABCA for the purpose of acquiring all of the issued and outstanding common shares of Landover Energy Inc. ("LEI"). VHI, in its capacity as trustee of VHT, wholly owns VLI. Effective June 30, 2002, VLI and LEI amalgamated pursuant to the provisions of the ABCA and continued as Viking Landover Inc. Effective September 24, 2003, VLI and VEL amalgamated pursuant to the provisions of the ABCA and continued as VEL. Unless the context otherwise requires, references to VLI herein shall refer to VEL.

         VIKING KEYWEST INC.

Viking KeyWest Inc. ("VKI") was incorporated on January 14, 2003 under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") for the purpose of acquiring all of the issued and outstanding common shares of KeyWest Energy Corporation ("KeyWest"). VHI, in its capacity as trustee of VHT, wholly owns VKI. VKI directly and indirectly owns the entire interest in the KeyWest Partnership.

Effective February 26, 2003, VKI and KeyWest amalgamated pursuant to the provisions of the CBCA and continued as Viking KeyWest Inc. and effective September 24, 2003, VKI and VEL amalgamated pursuant to the provisions of the ABCA and continued as VEL. Unless the context otherwise requires, references to VKI herein shall refer to VEL.

         VIKING MANAGEMENT LTD.

Viking Management Ltd. ("VML") was incorporated on September 3, 1996 under the ABCA. All of the shares of VML were acquired by VHI, in its capacity as trustee of VHT, as of January 2, 2003 pursuant to the closing of the Internalization Transaction.

The above does not include all of the subsidiaries of the Trust. The assets and revenues of unnamed subsidiaries in the aggregate did not exceed 20% of the total consolidated assets or total consolidated revenues of the Trust as at and for the year ended December 31, 2003.


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

STRUCTURE OF THE TRUST

The following diagram sets forth the organizational structure of the Trust as of May 7, 2004:

                   [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]


                              -----------             -----------------
                              UNITHOLDERS             DEBENTURE HOLDERS
                              -----------             -----------------
                                     ^                ^
                        Distributions \              / Interest Payments
                                       \            /
       ----------------                 \          /
       Reclamation Fund                  \        /
       ----------------                   \      /
               ^                           \    /
      ----      \    Administrative     -------------
      Bank       \    Services          Viking Energy
      ----        \                     Royalty Trust
         \         \                  ------------------
          \         \                /        |
           v         \         100% /         |
           ----------------------- /          |
           Viking Holdings Inc.(1)            | 100%
           -----------------------            |
                                              |
                                             ---
                                            Viking
                                           Holdings
                                            Trust
                                           --------
                                              |
                                              | 100%
                                              |
                                              |
                                   ----------------------------
                                        Various Operating
                                        Corporations and
                                   Partnerships, including VEL,
                                   Key West Energy Partnership
                                      and Sedpex Partnership
                                   ----------------------------


         o NOTE (1): VIKING HOLDINGS INC. (VHI) IS THE TRUSTEE FOR VIKING HOLDINGS TRUST. VHI PROVIDES ADMINISTRATIVE SERVICES TO VIKING ENERGY ROYALTY TRUST AND MANAGEMENT SERVICES TO ALL SUBSIDIARIES OF THE TRUST.

TRUSTEE

Pursuant to the terms of the VERT Trust Indenture, the Trustee was appointed for an initial term of three years. Thereafter, a decision to reappoint, or to appoint a successor to, the Trustee will be made at each annual meeting of Unitholders following the meeting at which any re-appointment or appointment is made, to be determined by a majority of the votes cast at such meeting of the Unitholders. If the Trustee is not re-appointed at the meeting of Unitholders immediately before the term of office of the Trustee expires and no successor to the Trustee is appointed at that meeting, the Trustee shall continue to hold the office of trustee until re-appointed or a successor is appointed. The trustee may resign upon 60 days notice in writing to VHI. The trustee of the Trust may also be removed by notice by VHI (on behalf of VHT), subject to approval by special resolution of the Unitholders, if the trustee is no longer qualified to act as trustee under the VERT Trust Indenture, or the trustee is declared bankrupt or insolvent or enters into liquidation, or if the assets of the trustee become liable to seizure or confiscation, or the trustee becomes incapable of performing or fails to perform its responsibilities under the Trust Indenture, or there is a material increase in the trustee's fees. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

On May 15, 2001, Unitholders approved a special resolution authorizing the appointment of Computershare Trust Company of Canada as trustee of the Trust. Pursuant to an administration agreement, the Trustee has appointed VHI as administrator of the Trust with authority to manage the operations and affairs of the Trust. See Business of the Trust - Viking Holdings Trust and Viking Holdings Inc.

                              BUSINESS OF THE TRUST

THE TRUST

         GENERAL

The Trust is an open-end investment trust created under the laws of the Province of Alberta. The Trust's purpose is to acquire, hold or invest in securities, royalties or other interests in entities that derive their value from petroleum and natural gas and energy related assets. The oil and gas properties and assets generating royalties and other income for the benefit of the Trust are located in the provinces of Alberta and Saskatchewan. Such properties and assets are comprised of proven producing oil and gas reserves and proven plus probable oil and gas reserves not yet on production.

In accordance with section 3.10 of the Trust Indenture, at no time may more than one-half of the outstanding Trust Units be held by non-residents of Canada ("non-residents") within the meaning of the Tax Act nor shall the Trust at any time be maintained primarily for the benefit of non-residents. VHI may require declarations of beneficial ownership from Unitholders indicating the jurisdiction in which such beneficial owners are resident. If at any time VHI becomes aware that the beneficial owners of 40% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, VHI shall thereafter request declarations as to beneficial ownership from Unitholders at least annually in conjunction with the annual meeting of Unitholders. If at any time VHI becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, VHI will direct its transfer agent to: (i) make a public announcement thereof; and (ii) not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, VHI determines that a majority of the Trust Units are held by non-residents, VHI shall direct its transfer agent to send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as VHI may consider equitable and practicable, requiring them to provide evidence satisfactory to VHI that they are not non-residents or to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not within such period sold the specified number of Trust Units or provided VHI with satisfactory evidence that they are not non-residents, VHI may direct the transfer agent to, on behalf of such Unitholders, sell such Trust Units and, in the interim, VHI shall direct the Trustee to suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates evidencing such Trust Units. Pursuant to the Trust Indenture, persons who are not residents of Canada (within the meaning of the Tax Act) shall not be entitled to vote in respect of any special resolution of Unitholders to amend the foregoing section of the Trust Indenture.

         SOURCES OF FUNDS

                  PAYMENTS TO THE TRUST

The Trust is paid an amount from VHI, in its capacity as trustee of VHT, in respect of the VHT Royalty. This amount is equal to 99% of the aggregate of revenues received from the sale of petroleum, natural gas and natural gas liquids produced from the VHT Properties, less associated operating expenses, capital expenditures not funded through debt, contributions to the reclamation fund, debt servicing costs, general and administrative expenses, taxes and certain other adjustments. The

Trust is also paid an amount from VHI in respect of the VHI Royalty. This amount is equal to 99% of revenues received from the sale of petroleum, natural gas and natural gas liquids produced from the VHI Properties, less associated operating expenses, capital expenditures not funded through debt, contributions to the reclamation fund, debt servicing costs, general and administrative expenses, taxes and certain other adjustments after determination of the VHT Royalty and VHI Royalty, any residual income can be distributed to the Trust.

The Trust also receives interest and principal payments on a debt instrument issued to the Trust by VHT, interest income on the Acquisition Notes from VKI and distributions received from VHT. VHT receives cash flow from payments received from a royalty granted by VEL, interest and principal payments on debt instruments issued to VHT by VEL and VLI and partnership income received from the Sedpex Partnership.

         ACQUISITION NOTE

Pursuant to a plan of arrangement (the "Arrangement") involving the Trust, VHI, in its capacity as trustee of VHT, VKI, KeyWest and Luke Energy Ltd., VKI acquired all of the issued and outstanding shares of KeyWest. In connection with the Arrangement, an Acquisition Note was issued by VKI under a note indenture dated as of February 26, 2003, between VKI and the Trustee, as note trustee (the "Note Trustee"). The Acquisition Note is unsecured, matures on June 30, 2033 and bears interest at the rate of 14% per annum payable monthly. The Trust currently holds the only issued and outstanding Acquisition Note in the aggregate principal amount of $175,931,276.

The Acquisition Note is subordinate and junior to indebtedness and liability represented by Senior Debt outstanding or incurred. "Senior Debt" means all indebtedness and liabilities of VKI, including the principal of, and premium, if any, and interest on indebtedness of VKI, which, by the terms of the instrument or agreement creating, evidencing or government the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the note indenture and the Acquisition Note.

         CREDIT FACILITY

VHI in its own capacity and in its capacity as trustee of VHT has a syndicated revolving credit facility in the maximum amount of $185,000,000 and a $15,000,000 operating credit facility. The syndication is comprised of four Canadian chartered banks. The operating credit facility is not under syndication. Interest payable in respect of the credit facility is at the bank's prime rate in respect of Canadian dollar direct advances, the bank's United States base rate or an adjusted interbank deposit rate or the bank's usual stamping fee or discount rate or discount rate, depending on the form of borrowing.

Pursuant to a priorities agreement, the bank was provided with security over all of the VHI Properties and VHT Properties in priority to the VHT and VHI Royalties. If VHI or VHT becomes unable to pay debt service charges or otherwise commit an event of default such as bankruptcy, the bank may foreclose on or sell the VHI Properties or the VHT Properties, as the case may be and the net proceeds of such sale will be allocated firstly to the repayment of VHI's or VHT's indebtedness as the case may be to the bank and the remainder, if any, to the other creditors of VHI or VHT, as the case may be, including the Trust in respect of the VHT and VHI Royalties.

In addition to the borrowing described above, VHT is permitted, pursuant to the VHT Trust Indenture, to grant security to secure any borrowing, provided that after giving effect to such borrowing VHT's aggregate indebtedness for borrowed money does not exceed 35% of the value of its assets at the time of borrowing. Distributions to Unitholders

The Trust makes monthly distributions to Unitholders that are determined as a portion of its Net Income as at the applicable Distribution Record Date. Such payments are made on the 15th day of the month following the end of each calendar month. If the 15th day occurs on a holiday or weekend, the distribution is paid on the first business day following the 15th day of the month. The Trustee on behalf of the Trust may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions and any amounts necessary to satisfy the tax liabilities of the Trust or the Trustee in its capacity as trustee of the Trust.

A direct deposit plan has been established for the Trust to provide Unitholders who have Canadian bank accounts with a method of receiving cash distributions as a direct deposit into their bank account.

In addition, the Trust has established a plan that offers Unitholders the option of exchanging their Canadian dollar cash distributions for U.S. currency. Under the terms of the plan, the Trustee will exchange the Canadian dollar amount of the distributions for U.S. currency at the exchange rate obtained by contacting the Bank of Canada on or about noon Calgary time on the record date for the distribution. The Trustee will then make payment of the distribution in the U.S. currency to those Unitholders electing to participate in the plan.

VIKING HOLDINGS TRUST AND VIKING HOLDINGS INC.

         RESTRICTIONS ON THE BUSINESS OF VHT

In accordance with the VHT Trust Indenture, VHT may only engage in the business of (i) acquiring, holding, operating and divesting any form of petroleum and natural gas related assets and any other assets which derive their value from petroleum and natural gas and energy related assets; (ii) investing in or holding securities of any direct and indirect subsidiaries of the Trust from time to time; (iii) acquiring or holding royalties in respect of oil and gas properties and making any deferred royalty purchase payments which may be required with respect to such other royalties; (iv) acquiring, holding or investing in interests or securities of any direct or indirect subsidiary of the Trust or any other entity which holds assets which derive their value from petroleum and natural gas and energy related assets; (v) disposing of any part of he monies, properties and assets held by VHT for the purposes of VHT, including any securities of any direct or indirect subsidiary of the Trust and any royalties in respect of oil and gas properties; (vi) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other permitted investments, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and (vii) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

         ADMINISTRATION AGREEMENT

Pursuant to an administration agreement (the "Administration Agreement") dated as of July 1, 2003 between VHI and the Trustee, as trustee of the Trust, the Trustee has appointed VHI as the administrator of the Trust with the exclusive authority to manage the operations and affairs of the Trust and to make all decisions regarding the business and affairs of the Trust, including, without limitation, developing and implementing all aspects of the communications, marketing and distribution strategies of the Trust. Services provided by VHI under the Administration Agreement are provided to the Trust on a cost recovery basis as determined by VHI in its sole discretion.

         MANAGEMENT AGREEMENT

Pursuant to a management agreement (the "Management Agreement") dated as of July 1, 2003 among VHI, VHT and various operating subsidiaries of Viking (collectively, the "Businesses"), VHI has been appointed as the manager of the Businesses with the authority to manage the assets, operations and administrative affairs of the Businesses and has agreed to provide all such services, staff and expertise necessary to properly and efficiently manage the Businesses. Services provided by VHI under the Management Agreement are provided to the Businesses on a cost recovery basis, which costs are determined and allocated among the Businesses based on the cost or value of the services provided to each company as determined by VHI in its sole discretion.

         RESTRICTIONS ON CAPITAL EXPENDITURES

Under the terms of the VHT Trust Indenture, annual capital expenditures shall not exceed 10% of the annual net cash flow to which VHT is entitled from its assets unless such excess is funded with borrowings or additional issuances of Trust Units, or a combination thereof.

         RESTRICTIONS ON ACQUISITIONS AND DISPOSITIONS

VHT is not permitted to acquire additional assets unless the Board of Directors of VHI, acting reasonably and in accordance with prudent oil and gas industry practices, determines that such acquisition will increase distributable income per Trust Unit or otherwise determines that such acquisition is in the best interests of each of VHT and the Trust. VHT is not permitted to dispose of assets other than to a wholly-owned subsidiary or pursuant to (i) certain security transactions involving the pledging or mortgaging of assets, (ii) the surrendering of a lease, an abandonment of a well or an agreement to pool, unitize or farmout lands or assets, (iii) the sale of certain lands or assets that VHI, acting reasonably, determines are not required to exploit the properties to which they relate or (iv) a sale of assets in which VHI has determined, in its reasonable opinion, is in the best interests of Unitholders, has been approved by the VHI board of and, where the value attributable to the assets to be disposed of is greater than 20% of the value of all assets, the approval of the Unitholders by way of a special resolution is obtained.

         COMPENSATION PAID

Prior to the completion of the Internalization Transaction, compensation was paid to VML for the services it provided to the Trust, VHT, VEAL and VHI. The Internalization Transaction resulted in the elimination of all acquisition fees as of October 2002 and the effective elimination of all external management fees upon closing of the transaction on January 2, 2003.

In accordance with the terms of the Administration Agreement and Management Agreement, VHI is paid on a cost recovery basis for services provided to the Trust and various subsidiaries of the Trust. See Business Of The
Trust-Administration Agreement and Management Agreement.

                GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST

2003 PUBLIC OFFERING OF TRUST UNITS

On October 7, 2003, the Trust issued 6,800,000 Trust Units at $6.30 per Trust Unit for gross proceeds of $42,840,000 pursuant to a prospectus dated September 26, 2003. The net proceeds of the offering of $40,448,000 were used to repay indebtedness, to fund further capital expenditures and for future acquisitions.

2003 GOVERNANCE RESTRUCTURING OF THE TRUST AND CERTAIN SUBSIDIARIES

At the beginning of 2003, following the completion of the acquisition of KeyWest and the Internalization Transaction, the Trust began to review its existing organizational structure with the objective of creating a more streamlined and efficient structure for the Trust and its subsidiaries. In order to achieve this objective, the Boards of Directors of VEAL and VHI determined, following the Internalization Transaction, that it was desirable to consolidate the management and administration responsibilities of the Trust and its subsidiaries into a single entity, VHI, and to reorganize certain aspects of its organizational structure. The Trust obtained the approval of Unitholders for the governance restructuring at the annual and special meeting of Unitholders held on May 15, 2003. The restructuring was completed effective July 1, 2003. As part of the governance restructuring, VHI and VEAL amalgamated under the ABCA and continued under the name of "Viking Holdings Inc."

A description of the governance restructuring, including the material amendments to the VERT Trust Indenture and VHT Trust Indenture is set forth under the heading "SPECIAL MEETING MATTERS" in the Proxy Statement and Information Circular of the Trust dated April 29, 2004, which information is hereby incorporated herein by reference.

2003 PUBLIC OFFERING OF TRUST UNITS

On May 29, 2003, the Trust issued 8,000,000 Trust Units at $6.30 per Trust Unit for gross proceeds of $50,400,000 pursuant to a prospectus dated May 21, 2003. The net proceeds of the offering of $47,630,000 were used to repay indebtedness incurred in connection with Viking's acquisition of the 2003 Acquired Properties, to fund further capital expenditures and for future acquisitions.

2003 ACQUIRED PROPERTIES

On May 2, 2003, Viking, together with a third party, entered into a purchase and sale agreement with a public oil and gas company providing for the acquisition of certain oil and gas producing properties (the "2003 Acquired Properties") for an aggregate acquisition cost to Viking of $24.4 million. The acquisition of the 2003 Acquired Properties closed on May 15, 2003.

The 2003 Acquired Properties are located approximately 60 kilometers northwest of Edmonton, Alberta and consist both of oil and natural gas properties with operated production from multiple zones with established processing infrastructure and a number of anticipated development opportunities. Upon completion of the acquisition, Viking obtained an average 45% interest in 31 producing wells, of which 12 (5.8 net) are oil wells and 19 (8.3 net) are natural gas wells. The 2003 Acquired Properties principal producing property is the Alexis Unit with production primarily from the Banff pool.

Viking estimates its share of production from the 2003 Acquired Properties was approximately 1,200 BOE/d in December 2003, of which approximately 80% (or 58 mmcf/d) is comprised of natural gas

2003 ACQUISITION OF KEYWEST

On February 25, 2003, the shareholders of KeyWest approved a plan of arrangement (the "Plan"), involving KeyWest, VKI, VHT, the Trust and Luke Energy Ltd., under which VKI acquired all the outstanding shares of KeyWest in exchange for consideration of $3.65 per KeyWest share payable on the basis of Trust Units or cash, at the election of each KeyWest shareholder. The acquisition closed on February 26, 2003 and resulted in the issuance of approximately 24.89 million Trust Units and the payment of $66 million in cash. The total purchase price was approximately $327 million including assumed net debt of KeyWest of approximately $78 million. KeyWest shareholders also received, for each ten shares of KeyWest, one share of Luke Energy Ltd., which continued to hold certain assets of KeyWest. (For a discussion of the KeyWest properties - See Principal Properties and Operational Information - KeyWest Properties and Prospects). VKI and KeyWest subsequently amalgamated on February 26, 2003 and continued under the name Viking KeyWest Inc.

For a discussion of the impact of the KeyWest acquisition on the operating results of Viking, see "Principal Properties and Operational Information ". In combination with the KeyWest acquisition, the Trust increased its borrowing limits on its revolving and operating credit facilities to $210,000,000 and $15,000,000 respectively for a total borrowing capacity of $225,000,000. The borrowing limit of the revolving facility was subsequently reduced at the mid-year review of the Trust's borrowing facilities to $185,000,000 for a total borrowing capacity of $200,000,000.

2003 PUBLIC OFFERING OF 10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

On January 15, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures") pursuant to a prospectus dated January 7, 2003. The initial maturity date of the Convertible Debentures was April 30, 2003, however, the maturity date was automatically extended to January 31, 2008 upon the completion of the acquisition of KeyWest. The Convertible Debentures pay interest semi-annually in arrears on January 31 and July 31 of each year and are convertible at the option of the holder into Trust Units of the Trust at a conversion price of $7.25 per Trust Unit. The first interest payment was on July 31, 2003.

The Convertible Debentures will not be redeemable on or before January 31, 2006. After January 31, 2006 and prior to maturity, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of the Trust. On redemption or at the maturity date the Trust may, at its option, subject to regulatory approval, elect to satisfy its obligation to pay the principal amount of, and premium, if any, on the Convertible Debentures by issuing Trust Units.

The net proceeds of the issuance of the Convertible Debentures were $71.6 million after underwriter fees of $3.0 million and issue costs of $0.4 million. The net proceeds of the offering were initially applied against the Trust's bank borrowings and ultimately were used to finance the cash portion of the KeyWest acquisition. In 2003, $702,000 in Convertible Debentures was converted into Trust Units. The remaining outstanding principal is $74.3 million.

2003 INTERNALIZATION OF VML

At a special meeting of the Trust's Unitholders on December 3, 2002, Unitholders approved the internalization of Viking's management structure by the acquisition of all of the shares of VML. The Internalization Transaction was effective December 31, 2002 and closed on January 2, 2003. The Trust has incurred a total of $8.6 million in costs to date consisting of $4.18 million in cash and $4.37 million in Trust Units. In addition, Viking is committed to a maximum $0.8 million of retention payments to officers of the Trust under certain conditions. The settlements of these payments have been accelerated in conjunction with severance payments to members of senior management. Upon completion of the Internalization Transaction, VML became an indirect, wholly owned subsidiary of the Trust.

The Internalization Transaction resulted in the elimination of all acquisition and management fees.

2002 ACQUISITIONS

On June 22, 2002, a subsidiary of the Trust acquired Landover Energy Inc., which added approximately 400 boe/d of predominately natural gas production for a total purchase price, including debt assumed, of $12.3 million. This corporate acquisition was funded through the Trust's bank loan.

Throughout 2002, the Trust also acquired working interests to consolidate and increase existing working interests in the Bellshill Unit for $1.9 million and in various other minor interest areas totalling $0.5 million. Effective February 1, 2002, the Trust acquired a 100% operated working interest in the Consort area of Alberta, which was producing 675 boe/d in December 2002 for $3.5 million. All of the property acquisitions were funded through the Trust's bank line.

2002 PUBLIC OFFERING

On March 19, 2002, the Trust issued 2,950,000 Trust Units at $6.85 per Trust Unit for gross proceeds of $20,207,500 pursuant to a prospectus dated March 12, 2002. The net proceeds of the offering of $19,197,125 were used to reduce indebtedness of the Trust's subsidiaries and were used to fund the Trust's acquisitions and capital expenditures in 2002.

2002 DISPOSITIONS

At various effective dates throughout 2002 the Trust's subsidiaries disposed of a number of non-core properties resulting in the disposal of royalty interests of the Trust for total cash proceeds of $11.3 million. The majority of the proceeds came from the disposition of working interests in Cessford, Westward Ho, East Pembina and some other minor non-operated working interests in Alberta.

2001 IMPLEMENTATION OF DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

During 2001, the Trust implemented a Distribution Reinvestment and Optional Trust Unit Purchase Plan referred to in combination as the DRIP plan. The DRIP plan allows existing Unitholders to either reinvest their distributions to receive addional Trust Units at 95% of the market price or to purchase additional Trust Units of up to $3,000 per Unitholder per calendar year at the market price.

2001 PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

On July 20, 2001, the Trust completed a public offering of 4,000,000 Trust Units at a price of $8.30 per Trust Unit for gross proceeds to the Trust of $33.2 million pursuant to a prospectus dated July 12, 2001. Proceeds from the offering were used initially to repay outstanding indebtedness of the Trust under the credit facility and subsequently used to fund the acquisition of the natural gas properties in the Tweedie area of central Alberta as well as for the Trust's 2001 capital expenditure and acquisition program.

In October 2001, the Trust completed private placement offerings of an aggregate of 4,400,000 Trust Units to certain arm's length purchasers at an average price of $5.92 per Trust Unit resulting in gross proceeds to the Trust of approximately $26 million. Proceeds from the private placement offerings were initially used to repay outstanding indebtedness and were subsequently used to fund the Trust's capital expenditures.

In November, 2001, the Trust completed a public offering of 2,760,000 Trust Units (including 360,000 Trust Units issued upon exercise of an over-allotment option granted to the underwriters of the offering) at a price of $6.35 per Trust Unit for gross proceeds to the Trust of approximately $17.5 million. Proceeds from the offering were used initially to reduce the indebtedness of VEAL and VHI under their credit facilities and were subsequently used to fund the remainder of the Trust's capital expenditures.

2001 AMENDMENTS TO TRUST STRUCTURE

On May 15, 2001, the Unitholders approved special resolutions to: (i) appoint Computershare Trust Company of Canada as Trustee of the Trust in the place of the Trust Company of Bank of Montreal; (ii) adjust the size of the board of directors of VHI and VEAL to a minimum of five and a maximum of 11 directors with VML retaining the ability to appoint not less than two directors to the boards of VHI and VEAL and the Unitholders retaining the ability to appoint a majority of the directors of VHI and VEAL; (iii) approve amendments to the VERT Trust Indenture to increase responsibilities of the board of directors of VHI and VEAL in connection with an offer to acquire control of the Trust; (iv) approve amendments to the VERT Trust Indenture to provide greater flexibility for the Trust to issue Trust Units; (v) approve amendments to the VERT Trust Indenture to clarify the powers of the Trust; (vi) approve amendments to the VHT Trust Indenture and related governing documents to expand its powers to effect acquisitions comparable to VEAL; (vii) approve amendments to the VERT Trust Indenture to provide for the use of exchangeable shares; and (viii) approve amendments to the Trust's option plan to increase the number of Trust Units reserved for issuance under such plan.

2001 ACQUISITIONS

BELLSHILL LAKE: On February 12, 2001, VHT and the Trust completed the acquisition (the "Bellshill Acquisition") of the remaining 50%, direct and indirect, interest in the Sedpex Partnership not already owned by VHT in consideration for a cash payment of $41 million and the issuance by the Trust of
4.7 million Trust Units valued at $40 million, for a total purchase price of $81 million (before deal costs of $1.4 million). The Bellshill Acquisition was effective January 1, 2001. VHT acquired its original, direct and indirect, 50% interest in the Sedpex Partnership effective December 1, 1998.

BXL: On April 29, 2001, the Trust and BXL entered into an agreement pursuant to which the Trust agreed to acquire all of the outstanding common shares and including shares issuable upon the exercise of options ("BXL Shares") of BXL on the basis of, and at the election of the holder, but subject to proration, for each BXL share: (i) 0.333 of a Trust Unit or (ii) $3.00 in cash, subject to an aggregate maximum under the offer of $16 million.

On June 21, 2001, Viking acquired and paid for approximately 25.8 million BXL Shares (representing approximately 96.4% of the outstanding BXL Shares) pursuant to its offer and on June 25, 2001, Viking completed the acquisition of the remaining BXL Shares pursuant to the compulsory acquisition provisions of the ABCA, resulting in the payment of approximately $15.2 million in cash and the issuance of approximately 7.2 million Trust Units (the "BXL Acquisition"), for a total purchase price of $85.4 million (including deal costs of $5.1 million).

TWEDDIE/WAPPAU: On September 21, 2001, VEL completed the purchase of additional crude oil and natural gas properties in the Tweedie area of central Alberta for cash of $23.5 million.

2001 DISPOSITIONS

During the year the Trust disposed of four royalty interests for cash proceeds of $4.5 million. The two fields which account for 95% of these proceeds were North Plato in Saskatchewan and Wilder, a non-operated property in British Columbia. All of the proceeds from these disposals were distributed to Unitholders.

                PRINCIPAL PROPERTIES AND OPERATIONAL INFORMATION

As at December 31, 2003, the following chart lists the material properties owned directly or indirectly by VHT, VEAL (now VHI) and VEL.

PROPERTY                                PROVINCE
   Bellshill Lake et al                 Alberta          Operated
   Channel Lake                         Alberta          Non-Operated
   Tweedie/Wappau                       Alberta          Operated
   Eagle Lake                           Saskatchewan     Operated
   Consort                              Alberta          Operated
   Pembina                              Alberta          Operated / Non-Operated
   Southeast Saskatchewan               Saskatchewan     Operated
   Wilson Creek                         Alberta          Operated
   Gift/Little Horse/Randell            Alberta          Operated
   Southwest Saskatchewan               Saskatchewan     Operated
   Bashaw                               Alberta          Operated
   Bassano                              Alberta          Operated
   Carbon                               Alberta          Operated
   Chin Coulee                          Alberta          Operated
   Eastern Gas                          Alberta          Operated
   Alexis/West Cove                     Alberta          Operated/Non-operated


In 2003 Viking's operations were focused in four main areas: north central Alberta, Kindersley, Saskatchewan, southeast Saskatchewan, and southeast Alberta. A discussion of the properties acquired through the acquisition of KeyWest is also included.

PRINCIPAL PRODUCING PROPERTIES AT DECEMBER 31, 2003

         CENTRAL ALBERTA

The Trust's operated properties in central Alberta are Bellshill Lake, Bassano, Eastern Gas, Carbon, Bashaw, Consort, Tweedie/Wappau, Gift/Little Horse/Randell, Alexis and Wilson Creek and non-operated properties including Joffre, West Cove and Pembina. Production for this area averaged 11,871 BOE/d net to Viking in 2003.

BELLSHILL LAKE: The Trust holds a 90% working interest in the Bellshill Unit. Viking also has working interests ranging from 6.5% to 100% in non-unit leases as well as working interest in the Neutral Hills and Gooseberry areas. Production consists of 28(degree) API to 31(degree) API oil produced from the Ellerslie and Dina formations, and averaged 3,878 BOE/d net to Viking in 2003.

The Unit and area comprises 583 gross oil wells of which 432 are producing oil wells. There are 20 injection wells and 131 suspended oil wells. The majority of these wells are tied-in to one central facility consisting of an oil processing facility, a water injection plant and a gas processing facility. Oil is transported to market via Gibson's pipeline and the gas is sold on the spot market.

In 2003, 3 horizontal in-fill wells were drilled and completed at the Bellshill Lake Unit and brought on production in the second quarter. The cost of this drilling program net to the Trust was $2.1 million. The Trust continues to evaluate high volume lift and water shut-off programs on existing producing wells, to minimize the production decline within the Bellshill Lake Unit.

The Trust has extensive 3-D seismic coverage of the Bellshill Unit as well as the non-unit area and this provides good definition of the limits of the various reservoirs. Based on geology and seismic, 60 potential in-fill drilling locations have been identified in the Unit and non-unit areas.

BASHAW: Viking now holds an average 72% working interest in three units and five non-unit wells. This area, which has the highest average per-well oil production in the Trust, produces oil and gas from 42 locations, with an average well depth of 1,900 meters. Average production since the KeyWest acquisition date to December 31, 2003 has been approximately 2,454 BOE per day of which 91% is oil and liquids.

Development in the Bashaw area for 2003 consisted of the drilling of six oil wells (gross), which were drilled and completed throughout the year.

BASSANO: The Trust has a 100% working interest in most of the Upper Mannville oil zone and a 50% working interest in most of the Belly River gas zone. Average production from the KeyWest acquisition date to December 31, 2003 was approximately 1,237 BOE per day, 83% of which is attributable to oil. There are 68 gross producing locations at an average depth of 1,400 meters.

Future exploitation in the area consists of up to six additional locations in the Upper Mannville that have been identified for development over the next two years. In addition, there are a potential opportunities to drill additional Belly River gas wells on reduced spacing and to complete and tie-in several Medicine Hat zones for natural gas production. In 2003, the Trust performed several well recompletions, pipeline tie-ins and workovers for a net cost of $1.3 million.

EASTERN GAS: The Trust holds an average 92% working interest in four areas -- Dobson, Sedalia, Hudson and Heathdale. Gas production from the date of the KeyWest acquisition to December 31, 2003 averaged approximately 5,244 mcf per day (874 BOE per day) from the Mannville, Colony and Viking zones. These sixteen producing locations average approximately 1,000 meters in depth, and gas production is delivered to and processed at various third-party facilities. A number of development activities have also been identified for exploitation within this area.

CARBON: Viking holds an average 64% working interest in three areas: Swalwell, Redland and Wayne. Production from the date of the KeyWest acquisition to December 31, 2003, averaged 713 BOE per day, 67% of which is natural gas. Oil production is from the D-2 and Pekisko zones and gas is produced from the Ellerslie, Glauconite and Belly River zones. Well depths in this area are between 700 and 2,000 meters, and Viking has an interest in 55 gross producing locations.

CONSORT: Viking holds a 100% working interest in a number of oil pools in the Consort area of Alberta. Production is from the Lloydminster and Dina zones under an active aquifer water drive, supplemented with water injection. 2003 average production from the Consort area was 596 BOE per day. The potential for infill drilling and well reactivations exists in this area.

TWEEDIE/WAPPAU: The Tweedie core area is located just north of Lac La Biche approximately 110 miles northeast of Edmonton. The Trust has an average land interest of 65.8% in 231,680 acres (152,434 net) and an average working interest of approximately 64% in 217 gross (138 net) wells in the area. Net production from Tweedie/Wappau in 2003 averaged 8,538 mmcf per day (1,423 BOE per day).

The area is prospective for shallow natural gas from four geological horizons - Viking, Grand Rapids, Wabiskaw and McMurray - at depths of 200 to 450 meters (650 to 1,475 feet). The Wabiskaw zone is gas saturated and is productive across the majority of the Trust's interest lands to the south. The Viking, Grand Rapids and McMurray formations are structurally controlled and natural gas saturated highs can commonly be identified using 2-D seismic. Natural gas from this area is sweet requiring only dehydration and compression before entering the sales pipeline.

The Trust owns and operates 100% of the facilities and infrastructure in the area. Both the Tweedie and Wappau gas facilities have excess capacity that can be used for Viking's own additional production or to process third party gas from the area. On average about 42.5% of the gas throughout at the facilities is sold to third parties.

In 2003, the Trust's partner in the area drilled 29 gross natural gas wells, of which 17 gross wells were brought on production in the second quarter. The net cost to the Trust of this program was $3.5 million.

In 2003, the Alberta Energy and Utilities Board ("A.E.U.B.") ruled that natural gas producing properties falling within a specific area in Northern Alberta will be subject to production to being shut-in, in an effort to protect required natural pressure (provided by the natural gas reserves in this area) to produce oil sands bitumen. Management has identified the Tweedie/Wappau area as the only area of the Trust that is affected by the gas over bitumen dispute, resulting in the shut-in of approximately 650 mcf/d (108 BOE/d) of production sometime in 2004 or less than one percent (on a BOE basis) of the Trust's forecast 2004 production.

PEMBINA: At Pembina, the Trust holds an average 79% working interest in the area. Oil is produced from the Cardium formation. Production in 2003 averaged 366 BOE per day. The associated gas is delivered via flowline to the Pembalta No. 8 facilities in which Viking has a working interest.

GIFT / LITTLE HORSE / RANDELL: The Gift / Little Horse / Randell area is situated in north central Alberta, about 190 miles northwest of Edmonton. Viking has an average land interest of 51.3% in 30,243 acres (15,510 net) and an average working interest of approximately 27% in 44 gross (12 net) wells in the area.

The producing formation is the Gilwood, which is commonly crude oil prone on structural highs and requires the use of 3-D seismic. Viking acquired more than 240 square miles of 3-D seismic data over the majority of its undeveloped lands. The Gilwood formation produces high quality, sweet crude oil, and most of the wells are pipeline connected.

The Trust also operates and has a 45% interest in a 4,400 bbls/d treating and water handling facility, together with associated production and pipeline infrastructure. The net production from this area for 2003 averaged 185 bbls/d of crude oil.

WILSON CREEK: The Wilson Creek area is located 140 kilometers northwest of Calgary, and is situated in a geologic region of west central Alberta offering multi-zone crude oil and liquid-rich natural gas targets. Viking has an average land interest of 24.7% in 20,021 acres (4,940 net) and an average working interest of approximately 24% in 40 gross (9.5 net) wells in the area. Production from this area for 2003 averaged 240 BOE/d.

ALEXIS/WEST COVE: Effective May 15, 2003, the Trust acquired properties in an area located 60 kilometers northwest of Edmonton, Alberta. The Trust has an average working interest of approximately 52% in 27 gross (19 net) wells. Production from this area since the acquisition date averaged 993 BOE/d, of which 83% is gas. Capital development programs in this area involved the tie-in of three natural gas wells and the drilling of five additional natural gas wells (four were successful and one was suspended). The total cost net to the Trust of the capital development program in these areas was $2.0 million.

         SOUTHEAST ALBERTA

The Trust's southeast Alberta core areas consist of Channel Lake, which is a non-operated property, and Chin Coulee, which the Trust operates.

CHANNEL LAKE: Viking's principal properties in southeast Alberta are Channel Lake and Channel Lake South in which the Trust holds 50% and 25% working interests, respectively. The properties produce dry gas from the Milk River and Medicine Hat formations. Production from this area averaged 9,924 mmcf/d (1,65 BOE/d) for 2003. Viking has an interest in the gathering and sales lines.

In 2003, the Trust's partner in this area completed two in-fill drilling programs. The first was a 30-well program completed in the first quarter of 2003 and the second was a 20-well program completed in the third quarter. The net cost to the Trust of both of these programs was $3.3 million.

CHIN COULEE: This area is a pure oil play in which the Trust holds a 100% interest in 48 producing locations primarily in the Sawtooth zone. Production from the date of the KeyWest acquisition to the end of 2003 was approximately 1,508 BOE per day of 24 degree medium gravity oil. Water handling facilities have been upgraded this year to permit higher sustained fluid production rates and water disposal volumes.

         KINDERSLEY, SASKATCHEWAN

The Trust's Kindersley, Saskatchewan core area includes the Eagle Lake Unit, North Dodsland Viking Unit No. 1, Smiley Dewar, Whiteside Unit, and Whiteside East in which Viking holds working interests ranging from 11.2% to 100%. Viking operates all of these areas. Production consists of 36(degree) API crude oil from the Viking formation and, in 2003 averaged 1,30 BOE/d, of which Eagle Lake accounted for 72%. The crude oil is marketed via the Mid-Sask System. Solution gas is conserved and sold in the open market. In 2003, the Trust spent $2.0 million on successful refrac, re-activation and well re-stimulation projects in the Eagle Lake, Smiley and Whiteside areas.

Viking's southeast Saskatchewan core area consists of the Storthoaks, Ingoldsby and Manor properties, all of which the Trust operates and in which the Trust holds working interests ranging from 40% to 100%. Production consists of light gravity crude from the Tilston and Alida formations and, in 2003, averaged 424 barrels of oil per day. The produced oil is marketed via Producers Pipeline system.

2004 CAPITAL EXPENDITURES PLAN

The Trust expects total capital spending for 2004 to be approximately $30 million. The primary focus of the Trust's capital program during 2004 will be Bellshill Lake, Bassano, Alexis/West Cove, Kindersley, Saskatchewan, Bashaw and Orion.

BELLSHILL LAKE AND AREA: For 2004, the Trust has identified ten horizontal infill-drilling locations, which are planned for the spring and fall of 2004. The net cost to the Trust of development and drilling is expected to be $5.0 million. In addition, the Trust is investigating the implementation of acid gas re-injection and plans to reactivate five wells in the area as a result of some excess water handling capacity. The net cost to the Trust for these programs is not expected to exceed $1.0 million. The Trust also plans to drill eight wells (gross) in the Gooseberry and Neutral Hills area in 2004 with total net costs to the Trust of $2.5 million. Other capital spending planned in the area for 2004 includes environmental projects, abandonments and suspensions with total costs estimated to be $1.2 million.

ALEXIS/WEST COVE: In the Alexis area a total of eight gross wells are planned to be drilled in 2004, two were drilled in the winter and six are planned for the summer for a total estimated net cost to the Trust of $2.7 million. Additionally the Trust plans to spend $1.1 million on workovers, facility expansions and a compressor purchase for this area in 2004.

BASSANO: Eight gross wells are planned to be drilled in the area in which the Trust's net interest will be 81%. The total cost of development and drilling is expected to be $3.5 million net to the Trust.

BASHAW: Two gross wells are planned to be drilled in the area. The total cost of development and drilling is expected to be $2.0 million.

ORION: The Trust plans to drill four gross wells in the area. Total costs of the program are expected to be $1.1 million net to the Trust.

KINDERSLEY SASKATCHEWAN: A total of 48 refracs are planned for the area in 2004. Total costs of the program are expected to be $1.7 million. An additional $0.5 million is planned be spent on facility upgrades and 10 well abandonments in the area.

                     CRUDE OIL AND NATURAL GAS RESERVES DATA
                             AND FUTURE NET REVENUE

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Viking as evaluated by GLJ. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

ALL EVALUATIONS OF FUTURE REVENUE ARE AFTER THE DEDUCTION OF FUTURE INCOME TAX EXPENSES, UNLESS OTHERWISE NOTED IN THE TABLES, ROYALTIES, DEVELOPMENT COSTS, PRODUCTION COSTS AND WELL ABANDONMENT COSTS BUT BEFORE CONSIDERATION OF INDIRECT COSTS SUCH AS ADMINISTRATIVE, OVERHEAD AND OTHER MISCELLANEOUS EXPENSES. THE ESTIMATED FUTURE NET REVENUE CONTAINED IN THE FOLLOWING TABLES DOES NOT NECESSARILY REPRESENT THE FAIR MARKET VALUE OF THE CORPORATION'S RESERVES. THERE IS NOT ASSURANCE THAT THE FORECAST PRICE AND COST ASSUMPTIONS CONTAINED IN THE GLJ REPORT WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL. OTHER ASSUMPTIONS AND QUALIFICATIONS RELATING TO COSTS AND OTHER MATTERS ARE INCLUDED IN THE GLJ REPORT. THE RECOVERY AND RESERVES ESTIMATES ON THE VIKING'S PROPERTIES DESCRIBED HEREIN ARE ESTIMATES ONLY. THE ACTUAL RESERVES ON THE VIKING'S PROPERTIES MAY BE GREATER OR LESS THAN THOSE CALCULATED. AS REQUIRED BY NI 51-101, BOTH THE TRUST'S RESERVE EVALUATORS AND MANAGEMENT MUST FILE FORMS 51-101F2 AS ATTACHED IN SCHEDULES B AND C OF THIS ANNUAL INFORMATION FORM.

OIL AND GAS PRODUCTION AND RESERVES DATA DISCLOSURE

Where any disclosure of reserves data is made in this AIF that does not reflect all reserves of the Trust, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties. Any reference to "established reserves" has the meaning of the January 1, 2003, COGE Handbook, proved plus 50% of probable reserves, which is similar but not identical to the January 1, 2004 definition of proved plus probable reserves.

                                        OIL AND GAS RESERVES
                                BASED ON CONSTANT PRICES AND COSTS (9)

                                          LIGHT, MEDIUM AND HEAVY OIL         NATURAL GAS           NATURAL GAS LIQUIDS
                                          ----------------------------  ------------------------  -------------------------
                                           GROSS (1)        NET(1)       GROSS(1)      NET(1)      GROSS(1)      NET(1)
                                             (MBBL)         (MBBL)        (MMCF)       (MMCF)       (MBBL)       (MBBL)
                                          -------------  -------------  -----------  -----------  -----------  ------------
Proved Developed Producing(2)(6)                 29,137        26,033       73,436       60,182        1,381          1,005
Proved Developed Non-Producing(2)(7)                903           756        3,168        2,668           43             32
Proved Undeveloped(2)(8)                          3,733         3,144        2,243        1,716           65             47
                                           -------------  ------------  -----------  -----------   ----------   ------------
Total Proved(2)                                  33,762        29,932       78,847       64,567        1,489          1,083
Total Probable(3)                                 8,989         7,881       15,634       12,825          374            269
                                           -------------  ------------  -----------  -----------   ----------   ------------
Total Proved Plus Probable(2)(3)                 42,751        37,812       94,481       77,392        1,863          1,352
                                           -------------  ------------  -----------  -----------   ----------   ------------


                                NET PRESENT VALUES OF FUTURE NET REVENUE
                                 BASED ON CONSTANT PRICES AND COSTS(9)

                                                                       M$ BEFORE DEDUCTING INCOME TAXES (11)
                                                                                   DISCOUNTED AT
                                                              0%            5%          10%          15%           20%
                                                         -------------  -----------  -----------  -----------  ------------
Proved Developed Producing(2)(6)                              688,763      549,084      460,341      398,327       352,602
Proved Developed Non-Producing(2)(7)                           29,903       24,066       20,055       17,121        14,878
Proved Undeveloped(2)(8)                                       74,493       52,425       39,383       30,685        24,485
                                                         -------------  -----------  -----------  -----------  ------------
Total Proved(2)                                               793,158      625,575      519,780      446,133       391,964
                                                         -------------  -----------  -----------  -----------  ------------
Total Probable(3)                                             224,280      141,145       98,579       73,810        58,027
                                                         -------------  -----------  -----------  -----------  ------------
Total Proved Plus Probable(2)(3)                            1,017,439      766,720      618,359      519,944       449,991
                                                         -------------  -----------  -----------  -----------  ------------

                                        TOTAL FUTURE NET REVENUE
                                              (UNDISCOUNTED)
                                BASED ON CONSTANT PRICES AND COSTS(9)

                                                                                       FUTURE                    FUTURE
                                                                                        NET                       NET
                                                                       ABANDONMENT     REVENUE                   REVENUE
                                                                           AND         BEFORE                    AFTER
                                             OPERATING    DEVELOPMENT  RECLAMATION     INCOME     INCOME        INCOME
                    REVENUE     ROYALTIES      COSTS        COSTS         COSTS        TAXES      TAXES (11)     TAXES
                      (M$)         (M$)         (M$)         (M$)         (M$)          (M$)         (M$)         (M$)
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  -----------
Total Proved(2)    1,753,438     244,154      585,977       36,411       93,738       793,158        --         793,158
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  -----------
Total Proved
Plus
Probable(2)(3)     2,178,118     305,797      710,568       49,967       94,347      1,017,439       --        1,017,439
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  -----------

                                FUTURE NET REVENUE BY PRODUCTION GROUP
                                BASED ON CONSTANT PRICES AND COSTS(9)

                                                                                                 FUTURE NET REVENUE
                                                                                                 BEFORE INCOME TAXES
                                                                                                    (DISCOUNTED AT
                                                                                                      10%/YEAR)
                                                               PRODUCTION GROUP                          (M$)
-------------------------------------------------    --------------------------------------     -----------------------
Total Proved(2)                                      Light, medium and heavy crude oil(12)             385,167
                                                     Associated gas and non-associated gas             158,968
-------------------------------------------------    --------------------------------------     -----------------------
Total Proved Plus Probable(2)(3)                     Light, medium and heavy crude oil(12)             461,063
                                                     Associated gas and non-associated gas             181,323
-------------------------------------------------    --------------------------------------     -----------------------

                                        OIL AND GAS RESERVES
                                BASED ON FORECAST PRICES AND COSTS(10)

                                             LIGHT, MEDIUM AND
                                               HEAVY OIL (12)              NATURAL GAS            NATURAL GAS LIQUIDS
                                           -----------------------    ----------------------     ----------------------
                                            GROSS(1)        NET(1)     GROSS(1)      NET(1)       GROSS(1)       NET(1)
                                            (MBBL)         (MBBL)      (MMCF)       (MMCF)        (MBBL)        (MBBL)
                                           ---------    ----------    ---------     --------     --------     ---------
Proved Developed Producing(2)(6)             28,345        25,353       72,082       58,986        1,358           988
Proved Developed Non-Producing(2)(7)            903           757        3,173        2,670           43            32
Proved Undeveloped(2)(8)                      3,745         3,199        2,211        1,689           65            46
                                           ---------    ----------    ---------     --------     --------     ---------
Total Proved(2)                              32,994        29,310       77,466       63,345        1,466         1,067
                                           ---------    ----------    ---------     --------     --------     ---------
Total Probable(3)                             8,979         7,922       15,454       12,688          376           273
                                           ---------    ----------    ---------     --------     --------     ---------
Total Proved Plus Probable(2)(3)             41,973        37,232       92,920       76,033        1,842         1,339
                                           ---------    ----------    ---------     --------     --------     ---------

                                    NET PRESENT VALUES OF FUTURE NET REVENUE
                                     BASED ON FORECAST PRICES AND COSTS(10)

                                                              ($M) BEFORE DEDUCTING INCOME TAXES (11)
                                                                           DISCOUNTED AT
                                             ---------------------------------------------------------------------------
                                                     0%             5%            10%             15%             20%
                                             --------------  ------------  -------------  --------------  --------------
     Proved Developed Producing(2)(6)              490,419       426,506        377,110         338,871         308,824
     Proved Developed Non-Producing(2)(7)           25,136        20,376         17,114          14,727          12,897
     Proved Undeveloped(2)(8)                       58,092        40,762         30,610          23,867          19,060
                                             --------------  ------------  -------------  --------------  --------------
     Total Proved(2)                               573,647       487,643        424,835         377,465         340,781
                                             --------------  ------------  -------------  --------------  --------------
     Total Probable(3)                             170,056       108,291         76,654          58,117          46,214
                                             --------------  ------------  -------------  --------------  --------------
     Total Proved Plus Probable(2)(3)              743,703       595,934        501,489         435,582         386,995
                                             --------------  ------------  -------------  --------------  --------------


                                                TOTAL FUTURE NET REVENUE
                                                      (UNDISCOUNTED)
                                          BASED ON FORECAST PRICES AND COSTS(10)

                                                                                       FUTURE                    FUTURE
                                                                                        NET                       NET
                                                                       ABANDONMENT     REVENUE                   REVENUE
                                                                           AND         BEFORE                    AFTER
                                             OPERATING    DEVELOPMENT  RECLAMATION     INCOME     INCOME        INCOME
                    REVENUE     ROYALTIES      COSTS        COSTS         COSTS        TAXES      TAXES (11)     TAXES
                      (M$)         (M$)         (M$)         (M$)         (M$)          (M$)         (M$)         (M$)
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  -----------
Total Proved(2)      1,580,217      219,049      630,795       37,099       119,626      573,647       --       573,647
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  ------------
Total Proved Plus
Probable(2)(3)      1,976,251      274,244      786,685       51,210       120,409      743,703        --       743,703
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  ------------


                                        FUTURE NET REVENUE BY PRODUCTION GROUP
                                         BASED ON FORECAST PRICES AND COSTS(9)

                                                                                                  FUTURE NET REVENUE
                                                                                                 BEFORE INCOME TAXES
                                                                                                    (DISCOUNTED AT
                                                                                                      10%/YEAR)
                                                               PRODUCTION GROUP                          (M$)
-------------------------------------------------    --------------------------------------     -----------------------
Total Proved(2)                                      Light, medium and heavy crude oil(12)             312,480
                                                     Associated gas and non-associated gas             141,456
-------------------------------------------------    --------------------------------------     -----------------------
Total Proved Plus Probable(2)(3)                     Light, medium and heavy crude oil(12)             370,418
                                                     Associated gas and non-associated gas             159,890
-------------------------------------------------    --------------------------------------     -----------------------

                                             RECONCILIATION OF COMPANY NET
                                           RESERVES BY PRINCIPAL PRODUCT TYPE
                                         BASED ON FORECAST PRICES AND COSTS (10)

The following table sets forth a reconciliation of the changes in Viking's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at January 1, 2004 against such reserves as at January 1, 2003 based on the price and cost assumptions set forth in note 10:

                                             LIGHT, MEDIUM AND HEAVY OIL          Associated and Non-Associated Gas
                                        --------------------------------------   -------------------------------------
                                                                    Net Proved                              Net Proved
                                                                          Plus                                    Plus
                                        Net Proved  Net Probable      Probable   Net Proved  Net Probable     Probable
                                            (mbbl)        (mbbl)        (mbbl)       (mmcf)        (mmcf)       (mmcf)
                                        ----------  ------------      --------   ----------  ------------     --------
At January 1, 2003                          23,113         5,256        28,369       56,058         9,009       65,067
     Extensions                                  7             1             8          237            33          270
     Improved Recovery                         262            69           330          265            65          329
     Technical Revisions                    (6,314)         (111)       (6,424)     (12,266)       (1,293)     (13,559)
     Discoveries                                72            19            91           --            --           --
     Acquisitions                           15,682         2,726        18,408       30,364         5,031       35,395
     Dispositions                             (185)          (33)         (218)        (260)         (107)        (367)
     Economic Factors                           29           (7)            22          127           (49)          78
     Production                             (3,356)           --        (3,356)     (11,180)           --      (11,180)
                                       ------------ ------------- ------------- ------------ ------------- ------------
 At January 1, 2004                         29,310         7,920        37,230       63,345        12,689       76,033

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at January 1, 2003 against such reserves as at January 1, 2004.

                                 RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
                                                           DISCOUNTED AT 10%
                                                BASED ON CONSTANT PRICES AND COSTS (9)

--------------------------------------------------------------------------------------------------------------------
    ESTIMATED FUTURE NET REVENUE AT JANUARY 1, 2003                                                         562,513
      Oil and  Gas Sales During the Period Net of Production Costs and Royalties(a)                        (134,815)
      Changes due to Prices and Royalties Related to Forecast Production(b)                                (123,274)
      Development Costs During the Period(c)                                                                 28,691
      Changes in Estimated Future Development Costs                                                         (17,134)
      Changes Resulting from Extensions and Improved Recovery(d)                                              4,562
      Changes Resulting from Discoveries(d)                                                                     868
      Changes Resulting from Acquisitions of Reserves(d)                                                    264,023
      Changes Resulting from Dispositions of Reserves(d)                                                     (2,860)
      Accretion of Discount(e)                                                                               56,251
      Net Change in Income Taxes                                                                                 --
      Changes Resulting from Technical Reserves Revisions                                                   (93,402)
      All other changes (f)                                                                                 (25,643)
    ESTIMATED FUTURE NET REVENUE AT JANUARY 1, 2004                                                         519,780
--------------------------------------------------------------------------------------------------------------------

(a)  Company actual before income taxes, excluding G&A
(b) The impact of changes in prices and other economic factors on future net revenue
(c) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves. (d) End of period net present value of the related reserves (e) Estimated as 10% of the beginning of period net present value.
(f) The opening balance does not include a provision for abandonments and reclamations while the ending balance does. This line represents the present value of that obligation.

NOTES:
1. "Gross Reserves" are Viking's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Viking. "Net Reserves" are Viking's working interest (operating or non-operating) share after deduction of royalty obligations, plus Viking's royalty interests in reserves.
2. "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
3. "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
4. "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
5. "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
6. "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
7. "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

8. "Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
9. The product prices used in the constant price and cost evaluations in the GLJ Report were as follows:

         Product                                               December 31, 2003
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         West Texas Intermediate Crude Oil ($US/bbl)                       32.52
         Exchange Rate ($US/$CDN)                                         0.7738
         Light, Sweet Crude Oil at Edmonton                                40.81
         AECO C-spot ($CDN/mcf)                                             6.09
         Natural Gas Liquids (average $/bbl)                               31.69
         -----------------------------------------------------------------------

10. The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101

                           Light and Medium Crude  Natural Gas    Alberta Natural Gas Liquids    Inflation  Exchange
                                     Oil                            (Then Current Dollars)          Rate       Rate
                           --------------------------------------------------------------------------------------------
                               WTI      Edmonton                                      Edmonton
                             Cushing    Par Price   AECO Gas    Edmonton   Edmonton   Pentanes
                            Oklahoma     40o API      price      Propane   Butane     Plus
                            ($US/bbl)  ($Cdn/bbl)  ($Cdn/bbl)  ($Cdn/bbl)  ($Cdn/bbl) ($Cdn/bbl)  %/year    $US/$Cdn
                           --------------------------------------------------------------------------------------------
          Year
          Forecast
          2004                34.25       44.75       6.65        33.75      36.75      45.25       1.5        0.75
          2005                29.00       37.75       5.55        25.75      28.75      38.25       1.5        0.75
          2006                27.00       35.25       5.20        23.25      25.25      35.75       1.5        0.75
          2007                25.00       32.50       5.00        20.50      22.50      33.00       1.5        0.75
          2008                25.00       32.50       5.00        20.50      22.50      33.00       1.5        0.75
          2009                25.00       32.50       5.00        20.50      22.50      33.00       1.5        0.75
          2010                25.50       33.00       5.10        21.00      23.00      33.50       1.5        0.75
          2011                25.75       33.50       5.20        21.50      23.50      34.00       1.5        0.75
          2012                26.25       34.00       5.25        21.75      24.00      34.50       1.5        0.75
          Thereafter        +1.5%/yr    +1.5%/yr    +1.5%/yr    +1.5%/yr    +1.5%/yr   +1.5%/yr     1.5        0.75
                           --------------------------------------------------------------------------------------------

11. The Trust's entity structure has been set up so that the annual tax liability is shifted to its Unitholders. Internal tax forecasting models show there is no cash taxes payable in the future by the Trust or its subsidiaries. This result is attributable to the following inter-corporate agreements:

         o Royalty agreements that are in place between the Trust and two of its subsidiaries (Viking Holdings Inc. and Viking Holdings Trust) which between them hold the majority of the Trust's oil and gas working interests. These royalty agreements facilitate the tax effective movement of the cash flow generated by the properties to the Trust, which is then required to be distributed to Unitholders.
         o Inter-company notes with fixed forms and fixed interest rates that have been entered into between the subsidiaries and the Trust, which again shifts taxable income from corporate entities to the Trust which in turn shifts the tax burden to Unitholders; and
         o Corporate entities that have debt with external parties have sufficient accumulated tax pools to shelter pre-tax cash flow in a sufficient amount in order to fund a repayment of such indebtedness.

         The cash flow paid to the Trust is a deduction for tax purposes for Viking Holdings Inc. and Viking Holdings Trust, eliminating any tax liability at the subsidiary level. Therefore, the cash flow as per the reserve report would have not resulted in any cash tax expense to the unitholders. The contractual obligation of the subsidiaries is to pay the excess cash flow to the Trust, even on a blow-down scenario.

12. Heavy oil properties and reserves of the Trust comprise less than three percent of the Trust's total reserves and properties and therefore heavy oil information has been grouped together with light and medium crude oil.

UNDEVELOPED RESERVES

As at January 1, 2004, the Trust has a total of 5.7MBOE of reserves that are classified as non-producing. Of these non-producing reserves the majority are undeveloped reserves. The balance are developed non-producing reserves which would be wells that are shut-in and eligible to be brought back on production given current economics and production information. There is no one specific principal property of the Trust that accounts for the undeveloped reserves. Substantially all of the related undeveloped reserves are expected to be developed within the next five years and more than 80% are planned to be developed within the next two years. The capital cost has been taken into account for these programs in the estimated future net revenue.

PROBABLE RESERVES

As at January 1, 2004, the Trust has a total of 4.2 MBOE of reserves that are classified as probable. All probable reserves are non-producing. The Bellshill Unit has been allocated probable reserves of 1.2 MBOE, all of which are expected to be developed in the next two years. Other than the Bellshill Unit, there is no one specific principal property of the Trust that accounts for the probable reserves. Substantially all of the related undeveloped reserves are expected to be developed within the next five years and more than 80% are planned to be developed within the next two years. The capital cost has been taken into account for these programs in the estimated future net revenue.

FUTURE DEVELOPMENT COSTS

                                                                FUTURE DEVELOPMENT COSTS

                                                  TOTAL PROVED           TOTAL PROVED         TOTAL PROVED PLUS
                                                 ESTIMATED USING        ESTIMATED USING       PROBABLE ESTIMATED
                                                 CONSTANT PRICES        FORECAST PRICES     USING FORECAST PRICES
                                                    AND COSTS              AND COSTS               AND COSTS
                                                      (M$)                    (M$)                    (M$)
                                                 ---------------        ---------------     ---------------------
     2004                                            16,692                 16,692                  19,538
     2005                                             8,169                  8,292                  17,781
     2006                                             3,799                  3,915                   4,105
     2007                                             1,438                  1,504                   2,303
     2008                                             3,371                  3,313                   3,594
                                                 ---------------        ---------------     ---------------------
     Total for all years undiscounted                36,411                 37,099                  51,210
                                                 ---------------        ---------------     ---------------------
     Total for all years discounted at 10%/year      30,449                 30,813                  42,819
                                                 ===============        ===============     =====================

The Trust's actual 2004 capital budget is for $30.0 million. The Trust plans to fund its future development capital through a combination of internally generated cash flow, bank borrowings and equity financings. The Trust also has a Distribution Reinvestment Program. Current subscription to this plan is estimated to raise approximately $6.0 million annually. Another source of funding are the proceeds from the exercise of employee unit options. In 2003, the Unit Option plan raised nearly $5.0 million.

SIGNIFICANT FACTORS OR UNCERTAINTIES

There are several risk factors and uncertainties in estimating reserves. To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, Viking incorporates many factors and assumptions including:

         o expected reservoir characteristics based on geological, geophysical and engineering assessments;

         o future production rates based on historical performance and expected future operating and investment activities;

         o        future oil and gas prices and quality differentials;

         o        assumed effects of regulation by governmental agencies; and

         o        future development and operating costs.

The Trust believes these factors and assumptions are reasonable, based on the information available to it at the time the estimates are prepared. However, actual results could vary considerably, which could cause material variances in:

         o estimated quantities of proved oil and natural gas reserves in aggregate and for any particular group of properties;

         o        reserve classification based on risk of recovery;

         o future net revenues, including production, revenues, taxes and development and operating expenditures;

         o financial results including the annual rate of depletion and recognition of property impairments;

         o assessing, when necessary, our oil and gas assets for impairment. Estimated future undiscounted cash flows are determined using proved reserves. The critical estimates used to assess impairment, including the impact of changes in reserve estimates, are discussed below.

As circumstances change and additional data becomes available, our reserve estimates also change, possibly materially impacting net income. Estimates made by our engineers are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although we make every reasonable effort to ensure that our reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to our reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

OIL AND GAS PROPERTIES AND WELLS

The following table sets forth the number of wells in which Viking held a working interest as at December 31, 2003:

                                                  OIL           NATURAL GAS
                                          ------------------ -------------------
                                          GROSS(1)    NET(1) GROSS(1)    NET(1)
                                          ------------------ -------------------
Location Alberta
     Producing                             1,252      1,010     909       375
     Non-producing (2)                       102         75     127        85
Location Saskatchewan
     Producing                               558        382      --        --
     Non-producing (2)                        14         11      --        --
                                          --------------------------------------
NOTE:
1. "Gross Wells" are Viking's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Viking. "Net Wells" are Viking's working interest (operating or non-operating) share after deduction of royalty obligations, plus Viking's royalty interests in wells.

2.       Non-producing wells do not include suspended wells.

PROPERTY ACQUISITIONS, EXPLORATION AND DEVELOPMENT COSTS INCURRED

The following table summarizes the cash capital expenditures made by Viking on oil and natural gas properties for the year ended December 31, 2003.

                       PROPERTY ACQUISITION COSTS           EXPLORATION COSTS DEVELOPMENT COSTS
                                  (M$)                             (M$)              (M$)
                    --------------------------------------- ----------------- -----------------
                    PROVED PROPERTIES  UNPROVED PROPERTIES
                    -----------------  -------------------
                          25,866               200                 500             25,541
                    -----------------  -------------------  ----------------- -----------------

These costs do not include corporate acquisitions. The allocation of the cost of oil and gas properties acquired as a result of corporate acquisitions can be found in Note 4 to the Trust's December 31, 2003 Consolidated Financial Statements.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the number of exploratory and development wells which Viking completed during its 2003 financial year:

                                  EXPLORATORY WELLS         DEVELOPMENT WELLS
                                 --------------------       ------------------
                                 GROSS(1)      NET(1)       GROSS(1)    NET(1)
                                 --------      ------       --------    ------

     Oil Wells                     --            --            16         13
     Gas Wells                      2             2            75         25
     Service Wells                 --            --            --         --
     Dry Holes                     --            --            14          5
     Total Completed Wells          2             2           105         43

NOTE:
1. "Gross Reserves" are Viking's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Viking. "Net Reserves" are Viking's working interest (operating or non-operating) share after deduction of royalty obligations, plus Viking's royalty interests in reserves.

For a discussion of the Trust's exploration and development activities refer to the "2004 Capital Expenditures Plan" section of this AIF.

PROPERTIES WITH NO ATTRIBUTED RESERVES

As at December 31, 2003, the Trust had a total of 135,997 gross (73,587 net) hectares of unproved properties. The Trust expects that 5,814 Gross (3,441 net) hectares of its rights to explore, develop and exploit will expire within one year.

FORWARD CONTRACTS AND COMMITMENTS

As part of normal operations, Viking is a party to various financial guarantees, letters of credit and other contractual commitments. In addition, as discussed in the risk management section, the Trust will enter into financial instrument contracts from time to time to fix a portion of its revenue and protect future distributions. These are considered to be off-balance sheet transactions. The Trust does not have any financial instrument contracts that extend beyond 2004, and existing contracts settle monthly. The Trust currently has approximately 10% of its forecast 2004 production hedged, which will not have a material impact on the operations of the Trust. Further disclosure relating to these contracts is disclosed in Note 18 to the Trust's Financial Statements. Commitments for future physical deliveries of oil and gas as well as contractual commitments for the next five years are disclosed in note 19 to the Trust's Financial Statements.

In addition to financial instrument contracts the Trust has the following types of obligations as at December 31, 2003:

($000's)                                                                Payment Date
-------------------------------------------------------------------------------------------------------------------
                                                                                                          2008 and
                                           Total            2004         2005         2006       2007       beyond
-------------------------------------------------------------------------------------------------------------------
Bank Loan - credit facility (a)             123,666       10,305       61,833       51,528         --           --
Convertible Debentures (b)                  109,403        7,801        7,801        7,801      7,801       78,199
Operating leases (e)                          3,835          811          654          635        567        1,168
Lease rentals on oil & gas properties        17,250        3,450        3,450        3,450      3,450        3,450
(c)
Site Restoration (d)                        122,640          835        1,027        1,480      1,743      117,555
Other()                                       1,300          800           --           --        500           --
-------------------------------------------------------------------------------------------------------------------
Total contractual obligations               378,094       24,002       74,765       64,894     14,061      200,372
-------------------------------------------------------------------------------------------------------------------

(a)      Repayment is only required if the credit facility is not renewed. See
         Note 9 to the Trust's consolidated financial statements.

(b) Interest obligations are calculated based on currently outstanding debentures. See Note 13 to the Trust's consolidated financial statements.

(c) Lease rentals are paid annually at the same rate until amended by a rental review. Saskatchewan leases being reviewed every 3 years and Alberta leases every 5 years.

(d) These are estimates of expected future abandonment and reclamation obligations and may not represent the actual future liability, or timing of future payments. The determination includes inflationary adjustment of 1.5% per annum.
(e) These obligations are off balance sheet transactions. Other than the financial instruments described above and listed in the notes to the Financial Statements, there are no further off balance sheet transactions.

ABANDONMENT AND RECLAMATION COSTS

The Trust recognizes the fair value of an Abandonment and Reclamation Liability in the period in which it is incurred when a reasonable estimate of the fair value can be made. The Trust expects to incur abandonment and reclamation costs for 1,454 net producing wells, 386 net inactive wells, 108 net vacant leases and 73 net facilities. The following table sets forth the estimated Abandonment and Reclamation costs associated with these wells, leases and facilities, as well as the amount expected to be paid out in the next 3 years.

                TOTAL ESTIMATED ABANDONMENT & RECLAMATION COSTS DISCOUNTED AT:

        CONSTANT CASE(A) ($MM)                                0%            10%
        ------------------------------------------------------------------------
        Proved developed producing                          92.7           25.7
        Proved developed non-producing                        --             --
        Proved undeveloped                                   1.0            0.3
        ------------------------------------------------------------------------
        Proved total                                        93.7           26.0
        ------------------------------------------------------------------------
        (a) : Costs in the Constant case have

        not been inflated
        FORECAST CASE(B) ($MM)                                0%            10%
        ------------------------------------------------------------------------
        Proved developed producing                         118.3           30.2
        Proved developed non-producing                        --             --
        Proved undeveloped                                   1.3            0.4
        ------------------------------------------------------------------------
        Proved total                                       119.6           30.6
        ------------------------------------------------------------------------
        Probable total                                       0.8            0.2
        ------------------------------------------------------------------------
        proved plus probable total                         120.4           30.8
        ------------------------------------------------------------------------
        (b): Costs in the forecast case have been inflated at 1.5% per annum

Of the amounts above, the following chart sets forth the amount that is expected to be paid in the next three years.

                   ABANDONMENT & RECLAMATION COSTS TO BE PAID IN THE NEXT 3
                     YEARS (UNDISCOUNTED WITHOUT ADJUSTMENT FOR INFLATION)

        CONSTANT CASE & FORECAST CASE                                     ($MM)
        ------------------------------------------------------------------------
        Proved developed producing                                          3.0
        Proved developed non-producing                                       --
        Proved undeveloped                                                  0.1
        ------------------------------------------------------------------------
        Proved total                                                        3.1
        ------------------------------------------------------------------------
        Probable total                                                       --
        ------------------------------------------------------------------------
        Proved plus probable total                                          3.1
        ------------------------------------------------------------------------

TAX HORIZON

As a result of Viking's tax efficient structure, annual taxable income is transferred from the operating entities to Viking Energy Royalty Trust. From the Trust, this income is then passed on to the Unitholders. This is accomplished through the deduction of royalties on underlying oil & gas properties held by operating subsidiaries and intercompany debt. As such, no income tax liability is expected to be incurred by the Trust as long as it maintains its mutual fund trust status and corporate tax structure.

PRODUCTION ESTIMATES

The following table sets forth the volume of production estimated for 2004:

                       LIGHT AND MEDIUM OIL   NATURAL GAS    NATURAL GAS LIQUIDS
                              (MBBL)            (MMCF)              (MBBL)
                       --------------------   -----------    -------------------
Total                        3,627.1           13,212.6             118.2
                       --------------------   -----------    -------------------
Bellshill Lake etal          1.266.0              236.3              25.3
                       --------------------   -----------    -------------------

SELECTED 2003 QUARTERLY INFORMATION

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Corporation for each quarter of its most recently completed financial year:

                                                                        THREE MONTHS ENDED
                                                      March 31,      June 30,   September 30,  December 31,
                                                          2003          2003            2003      31, 2003
------------------------------------------------------------------------------------------------------------
Average Daily Production
     Light and Medium Oil and Natural  Gas Liquids       9,448        12,218          11,655        11,191
     (mbbl/d)
     Natural Gas (mmcf/d)                               33,231        40,392          40,706        41,361
------------------------------------------------------------------------------------------------------------
Average Net Prices Received
     Light and Medium Oil and  Natural  Gas Liquids      39.12         33.86           33.72         34.00
     ($/mbbl)
     Natural Gas ($/mmcf)                                 6.94          6.33            5.64          5.72
------------------------------------------------------------------------------------------------------------
Royalties
     Light and Medium Oil and  Natural  Gas Liquids       6.25          5.84            6.09          5.94
     ($/mbbl)
     Natural Gas ($/mmcf)                                 1.52          1.14            1.04          1.00
------------------------------------------------------------------------------------------------------------
Production Costs
     Light and Medium Oil and  Natural  Gas  Liquids     10.60          9.91           10.70         11.84
     ($/mbbl)
     Natural Gas ($/mmcf)                                 0.68          0.68            0.73          0.65
------------------------------------------------------------------------------------------------------------
Netback Received
     Light and Medium Oil and  Natural  Gas  Liquids     22.27         18.11           16.93         16.22
     ($/mbbl)
     Natural Gas ($/mmcf)                                 4.74          4.51            3.87          4.07
------------------------------------------------------------------------------------------------------------

PRODUCTION HISTORY BY MATERIAL PROPERTY

The following table provides average annual production by each material property:

                                                   LIGHT, MEDIUM AND
                                                               HEAVY                                    AVERAGE DAILY
                                                           CRUDE OIL      NATURAL GAS            NGL       PRODUCTION
MATERIAL PROPERTY                                             (BBL/D)          (MCF/D)        (BBL/D)          (BOE/D)
---------------------------------------------------------------------------------------------------------------------
Bellshill Lake et al                                           3,684              710             76            3,878
Bashaw                                                         1,778              973            137            2,077
Channel Lake                                                      --            9,927             --            1,654
Tweedie/Wappau                                                    --            8,536             --            1,423
Chin Coulee                                                    1,277               --             --            1,277
Bassano                                                          853            1,085             13            1,047
Eagle Lake                                                       865              332             19              939
Eastern Gas                                                        1            4,380              9              740
Alexis/Lea Park/West Cove                                        124            3,012             --              626
Carbon                                                           166            2,368             43              603
Consort                                                          596               --             --              596
Southeast Sask (Storthoaks, Igoldsby, Manor)                     424               --             --              424
Pembina                                                          195              771             42              366
Other                                                            715             6856            117            1,976
---------------------------------------------------------------------------------------------------------------------
Total                                                         10,678           38,950            456           17,626
---------------------------------------------------------------------------------------------------------------------


                                   TRUST UNITS

Pursuant to the terms of the VERT Trust Indenture, an unlimited number of Trust Units may be issued. As at December 31, 2003, there were 96,858,885 Trust Units issued, outstanding and trading on the Toronto Stock Exchange. In addition, the Trust has granted a total of 6,071,000 options from inception to date. Of this amount, 1,761,350 options have been exercised and 917,800 options have been cancelled or repurchased, leaving a balance of 3,391,850 options outstanding at December 31, 2003. Of the outstanding options, 1,394,450 were vested at December 31, 2003 at an average exercise price of $7.55 per Unit option before adjustment to reflect distributions and $6.36 per Unit option after adjustment to reflect distributions. If all vested options were exercised, the Trust would have 98,253,335 Trust Units outstanding. Proceeds to the Trust from the exercise of options would total $10,528,098 million before taking into account the adjustments to reflect distributions and $8,868,702 million after taking into account adjustments to reflect distributions.

Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of the Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion or pre-emptive rights attach to the Trust Units. The VERT Trust Indenture provides that Unitholders shall not be liable for or in respect of the obligations of the Trust and that any contracts entered into on behalf of the Trust shall not be personally binding on the Trustee or the any Unitholder and any liability shall be limited to and satisfied only out of the assets of the Trust. Notwithstanding the terms of the VERT Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation.

In accordance with the Trust Indenture, each Unitholder is entitled to require the Trust to redeem at any time at the demand of the Unitholder all or any part of the Trust units registered in the name of the Unitholder at the prices determined and payable as described therein. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice must be sent to the transfer agent together with the certificate representing the Trust Units to be redeemed. the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 95% of the market price of the Trust Units on the TSX during the 10 trading day period commencing immediately after the date on which the Trust units were tendered for redemption; and (ii) the closing market price on the TSX on the date that the Trust Units were tendered for redemption.

The Market Redemption Price payable by the Trust will be paid in cash in most circumstances. However, if the total amount payable by the Trust in payment of the Market Redemption Price in respect of Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year exceeds $200,000, the Market Redemption Price payable in respect of the Trust Units tendered for redemption shall be paid by : (i) the Trust distributing Acquisition Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, or (ii) if the Trust does not hold Acquisition Notes having a sufficient principal amount outstanding to effect such payment, the Trust shall issue promissory notes to the unitholders who exercised the right of redemption having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which promissory notes shall have terms and conditions substantially identical to those of the Acquisition Notes.

                              MARKET FOR SECURITIES

The Trust Units have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VKR.UN" since December 18, 1996. The Convertible Debentures have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VKR.DB" since January 15, 2003. The following table sets out the price range for and trading volume of the Trust Units on a monthly basis for the year ending December 31, 2003 as reported by the Toronto Stock Exchange.


PERIOD                             HIGH               LOW               VOLUME
------                             ----               ---               ------
January...............             7.24               6.81             5,777,798
February..............             7.18               6.91             7,332,865
March ................             7.13               6.25             9,614,173
April ................             6.77               6.27             5,941,097
May ..................             6.61               6.30            11,961,210
June .................             7.05               6.36            10,964,685
July .................             6.82               6.45            10,206,504
August ...............             7.20               6.54            10,470,768
September ............             7.02               6.29            12,911,724
October ..............             6.57               6.27            10,138,843
November .............             6.45               5.15            15,955,035
December .............             5.77               5.12             9,302,141
--------------------------------------------------------------------------------

The following table sets out the price range for and trading volumes of the Trust's 10.5% Convertible Debentures on a monthly basis.

PERIOD                             HIGH                LOW                VOLUME
------                             ----                ---                ------
January ..............           102.00             100.00            17,821,000
February .............           105.00             101.00             5,768,000
March ................           104.75             102.00             3,658,000
April ................           104.25             103.01             1,979,000
May ..................           106.50              103.5             2,028,000
June .................           108.50             105.05             1,304,000
July .................           107.49             105.01             1,906,000
August ...............           107.99             105.03             2,514,000
September.............           107.25             104.00             1,995,000
October ..............           108.00             104.40             1,069,000
November .............           108.00             103.25             2,830,000
December .............           108.00             104.85             1,766,000


                                  DISTRIBUTIONS

Cash distributions are calculated and recorded on an accrual basis by the Trust in its consolidated financial statements. During 2003, cash distributions were paid monthly to Unitholders of record on the last day of each month.

                         CANADIAN INCOME TAX INFORMATION

UNITS HELD WITHIN A RRSP, RRIF OR DPSP

No amount is to be reported in respect of Trust Units held within a Registered Retirement Savings Plan (RRSP), Registered Education Savings Plan ("RESP"), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan
(DPSP).

UNITS HELD OUTSIDE AN RRSP, RRIF OR DPSP

Unitholders who held Trust Units outside a RRSP, RESP, RRIF or DPSP and who received one or more cash distributions during the 2003 calendar year will receive a "T3 Supplementary Slip". The amount to be reported as income in 2003 is 55% of the total amount of distributions received.

ADJUSTED COST BASE ("ACB") REDUCTION CANADIAN TAX PURPOSES

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Trust Units held as capital property by a Unitholder. As set out below, the ACB of each Trust Unit is reduced by the portion of distributions received, which is not reported on the T3 slip. For amounts received in 2003, 45% will be a return of capital and will reduce the ACB of each Trust Unit. Should a taxpayer's ACB ever be reduced below zero, that negative amount is deemed to be a capital gain of the individual and the ACB is deemed to be nil. That capital gain must be reported on Schedule 3 of your T1 return.

The following amounts represent the total per unit cash distributions in 2003, the taxable portions of those distributions, and the amount by which individuals must reduce the ACB of each unit in respect of those distributions.

DISTRIBUTION DATE, 2003                      TOTAL PER UNIT              TAXABLE              ACB
                                              DISTRIBUTION               PORTION           REDUCTION
                                                 (100%)                   (55%)              (45%)
-----------------------------------------------------------------------------------------------------
January 15                             $          0.10          $        0.0550        $      0.0450
February 17                            $          0.11          $        0.0605        $      0.0495
March 17                               $          0.11          $        0.0605        $      0.0495
April 15                               $          0.12          $        0.0660        $      0.0540
May 15                                 $          0.12          $        0.0660        $      0.0540
June 15                                $          0.12          $        0.0660        $      0.0540
July 15                                $          0.12          $        0.0660        $      0.0540
August 15                              $          0.11          $        0.0605        $      0.0495
September 15                           $          0.11          $        0.0605        $      0.0495
October 15                             $          0.10          $        0.0550        $      0.0450
November 15                            $          0.10          $        0.0550        $      0.0450
December 15                            $          0.08          $        0.0440        $      0.0360
January 15, 2004                       $          0.08          $        0.0440        $      0.0360
-----------------------------------------------------------------------------------------------------
Total                                  $          1.38          $        0.7590        $      0.6210
-----------------------------------------------------------------------------------------------------

Note (1): Pursuant to new Canadian income tax rules, Unitholders must now report distributions on an accrual basis.

                    U.S. NON-RESIDENT INCOME TAX INFORMATION

The table below provides, on a per unit basis, the breakdown of cash distributions, prior to Canadian withholding tax, paid by the Trust for the period January 1, 2003 to December 31, 2003. The amounts are segregated between the portion of the cash distribution that could be considered Qualified Dividends and the portion reported as Non-taxable return of capital (subject to tax basis limitations). The amounts shown are in U.S. dollars converted from Canadian dollars on the applicable payments dates:

                                                                                TAXABLE     NON-TAXABLE
                                DISTRIBUTION    EXCHANGE       DISTRIBUTION    QUALIFIED      RETURN OF
PAYMENT DATE                     PAID CDN $        RATE            US$        DIVIDEND US$    CAPITAL US$
---------------------------------------------------------------------------------------------------------
January 15, 2003                    0.10          0.6527         0.0653         0.0388         0.0265
February 17, 2003                   0.11          0.6575         0.0723         0.0429         0.0294
March 17, 2003                      0.11          0.6743         0.0742         0.0440         0.0302
April 15, 2003                      0.12          0.6887         0.0826         0.0490         0.0336
May 15, 2003                        0.12          0.7267         0.0872         0.0518         0.0354
June 16, 2003                       0.12          0.7468         0.0896         0.0532         0.0364
July 15, 2003                       0.12          0.7179         0.0861         0.0511         0.0350
August 15, 2003                     0.11          0.7210         0.0793         0.0471         0.0322
September 15, 2003                  0.11          0.7321         0.0805         0.0478         0.0327
October 15, 2003                    0.10          0.7553         0.0755         0.0448         0.0307
November 17, 2003                   0.10          0.7616         0.0762         0.0452         0.0310
December 15, 2003                   0.08          0.7616         0.0609         0.0361         0.0248
---------------------------------------------------------------------------------------------------------
Total                               1.30                         0.9297         0.5518         0.3779
---------------------------------------------------------------------------------------------------------

                             DIRECTORS AND OFFICERS

The Board of Directors of VHI consists of eight members. The chairman of the Board of Directors must be one of the directors elected by the Unitholders. Pursuant to the terms of the VERT Trust Indenture, the Board of Directors of VHI has the authority and responsibility to make or approve most significant decisions affecting the Trust. Each director holds office until the Trust's next annual meeting of Unitholders or until his successor is duly elected or appointed. The following table sets forth the name, municipality of residence, year first elected to the board and principal occupation of each of the directors of VHI:

  NAME AND MUNICIPALITY
     OF RESIDENCE                     YEAR FIRST ELECTED               PRINCIPAL OCCUPATION
------------------------              ------------------       ------------------------------------------------
H. DOUGLAS HUNTER                           1996               President, RFM Capital Corporation Ltd.
Calgary, Alberta

THOMAS J. WALSH, Q.C. (1)                   1996               Counsel, Walsh Wilkins
Calgary, Alberta

THOMAS L. BRINKERHOFF                       1996               President, Brinkerhoff Drilling General
Calgary, Alberta                                               Partnership

DALE BLUE                                   2001               Independent Consultant
Mississauga, Ontario

DAVID J. BOONE (2)                          2003               President, Escavar Energy Inc.
Calgary, Alberta

JAMES S. BLAIR                              2002               President and Chief Executive Officer, ExAlta
Calgary, Alberta                                               Energy Inc.

WILLIAM FRILEY (2)                          2003               President, Telluride Oil and Gas Ltd. and
Calgary, Alberta                                               Skyeland Oils Ltd.

A. KIRK PURDY(1)(3)                         1996               President and Chief Executive Officer of Viking
Okotoks, Alberta

Notes:

(1) Messrs. A. Kirk Purdy and Thomas J. Walsh have served as directors since 1996 and will retire as directors effective June 9, 2004.

(2) Messrs. Boone and Friley were appointed to the Board of Directors on October 21, 2003. In accordance with the Trust Indenture, the Board of Directors may, between annual meetings of Unitholders, appoint one or more additional directors (but no more than 3 of the number of directors who held office at the expiration of the last annual meeting of Unitholders) to serve until the next annual meeting of Unitholders.

(3) In connection to Mr. Purdy's retirement as director, Mr. John E. Zahary, the newly appointed CEO and President of the Trust, is nominated for appointment to the Board of Directors at the Trust's Annual and Special Meeting to be held on June 9, 2004. Mr. Zahary is a professional engineer with extensive senior management experience in the oil and gas industry, more recently as President of Petrovera Resources.


Mr. Hunter, with over thirty years experience in the oil and gas industry, has been the President of Petroleum Capital Corporation since 1987. Mr. Walsh, Counsel to Walsh Wilkins, has practiced law with Cromarty Walsh (1954-1958) and Walsh Wilkins (1958 to 1996). Mr. Brinkerhoff is currently the President and sole shareholder of Brinkerhoff Drilling General Partnership. Mr. Blue is an independent consultant who formerly served as the Chairman, President and Chief Executive Officer of Chase Manhattan Bank of Canada. Mr. Blair is currently the President and Chief Executive Officer of ExAlta Energy Inc. Mr. Boone is a professional engineer with over 25 years of oil and gas industry experience and is currently the President of Escavar Energy Inc. Mr. Friley has been involved in the oil and gas industry for 30 years and is currently the President of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd.

The Board of Directors of VHI has an Audit Committee, a Corporate Governance Committee, an Environment, Health & Safety Committee, a Compensation Committee and a Reserves Committee. The Audit Committee is comprised of Messrs. Blue, Brinkerhoff, Walsh and Hunter. The Corporate Governance Committee is comprised of Messrs. Brinkerhoff, Blair and Hunter. The Environment, Health and Safety Committee is comprised of Messrs. Walsh, Friley and Purdy and the Compensation Committee is comprised of Messrs. Blair, Boone, Hunter and Blue. The Board of Directors of VHI does not have an Executive Committee as the Board of Directors as a whole undertakes these responsibilities. The Reserves Committee is comprised of Messrs. Boone, Friley, Blair and Hunter.

The following table sets forth the name, municipality of residence, position held with VHI and principal occupation of each of the executive officers of VHI:


                            EXECUTIVE OFFICERS OF VHI

   NAME AND MUNICIPALITY
       OF RESIDENCE                  POSITION WITH VHI                      PRINCIPAL OCCUPATION
--------------------------       ---------------------------------  ----------------------------------------
A. KIRK PURDY(1)                 President and Chief Executive      President and Chief Executive Officer of
Okotoks, Alberta                 Officer and Director               Viking

JOHN MCGILVARY                   Chief Operating Officer            Chief Operating Officer
Calgary, Alberta                                                    of Viking

MARK MERSTORF                    Vice President, Administration     Vice President, Administration, and
Chestermere, Alberta             and Controller                     Controller of Viking

ROBERT J. ENGBLOOM, Q.C.         Corporate Secretary                Partner, Macleod Dixon LLP
Calgary, Alberta

(1) Mr. Purdy resigned as President, CEO and Director on January 21, 2004. On April 1, 2004, the Trust announced the appointment of Mr. John E. Zahary to the position of CEO and President, Mr. Zahary will assume the position of CEO and President formally in early May.

The principal occupations of the executive officers of VHI are as follows:

Mr. Purdy has been the President and Chief Executive Officer and a director of VHI since their respective inceptions. Mr. Purdy's most recent position prior to Viking was as President of Manvest Inc., a privately controlled Venture Capital and Merchant Banking enterprise. On January 21, 2004, Mr. Purdy announced his resignation as CEO, President and Director, pending a successful search for his replacement. Mr. McGilvary is a professional geologist and brings 30 years of oil and gas industry experience to the Trust and effective June 20, 2003 was hired as Chief Operating Officer. He has been an independent consultant for the last six years. As part of his work he has provided a significant amount of geological and administrative services to the Trust. Prior to that he was President of a private company, Futurity Energy Ltd, which the Trust acquired in 1996. Mr. Merstorf is a Certified Management Accountant with 19 years of experience in the oil and gas industry. Prior to joining Viking, he was with the Canadian division of Dekalb Energy for ten years in varying capacities in the accounting, finance, treasury and investor relations areas. Mr. Engbloom has been a partner with the law firm of Macleod Dixon LLP since 1999 and prior thereto he was a partner with the law firm of MacKimmie Matthews. Subsequent to Mr. McGilvary joining the senior management team the Trust accepted the resignations of Mr. Dolph at the end of June and Mr. Watmough in early September 2003.

As at the date of this Renewal Annual Information Form, the directors and officers of VHI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 697,098 Trust Units, representing 0.72% of the 97,455,597 issued and outstanding Trust Units.

           INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of VHI, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10 percent of the outstanding Trust Units and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust or its subsidiaries, other than the Internalization Transaction.

                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

                               MATERIAL CONTRACTS

Other than as set forth below, there are no material contracts entered into by the Trust or its subsidiaries during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business.

1.       the VERT Trust Indenture; and

2.       the VHT Trust Indenture


                              INTERESTS OF EXPERTS

As at the date of this Renewal Annual Information Form, the partners and associates of Deloitte & Touche LLP, the auditors of the Trust, as a group did not beneficially own any of the outstanding Trust Units.

As at the date of this Renewal Annual Information Form, principals of Gilbert Laustsen and Jung Associates Ltd., independent petroleum consultants to the Trust, personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Trust Units.

                     COMPETITIVE CONDITIONS AND RISK FACTORS

Viking's operations are subject to all of the inherent risks normally associated with development and other operations conducted in respect of oil and natural gas properties, and there are inherent risks attributable to an open-end trust, including the following:

PURCHASE OF PROPERTIES AND ASSETS

The price paid for the purchase of Viking's properties and assets was based on engineering and economic assessments made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the Properties, VHI and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty, which could result in lower production and reserves than attributed to the Properties.

RESERVE ESTIMATES

The reserve and recovery information contained in the GLJ Report are only estimates, and the actual production and ultimate reserves from the Properties may be greater or less than the estimates prepared by GLJ.

VOLATILITY OF OIL AND NATURAL GAS PRICES

VHT's operational results and financial condition, and therefore the amounts paid to the Trust, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, all of which are beyond the control of VHI. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition and therefore on the distributable income to be distributed to holders of Trust Units.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner, which adversely affects Unitholders.

INVESTMENT ELIGIBILITY

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs and DPSPs ("Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.I of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments; the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to assets owned by VHT and/or VHI and possible liability to third parties. Both VHI, on behalf of itself and VHT maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. VHI, on behalf of itself and VHT may become liable for damages arising from such events against which it cannot insure, or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable income.

Continuing production from a property, and to some extent the marketing of production there from, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform its functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of VHI, on behalf of itself and VHT to certain properties. A reduction of the distributable income could result in such circumstances.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to significant environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of VHI, on behalf of itself and VHT, the properties or the assets of VHT or VHI. Such legislation may be changed to impose higher standards and potentially more costly obligations on VHT or VHI. Although VHI, on behalf of itself and VHT have established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

DEBT SERVICE

Amounts paid in respect of interest and principal on debt incurred by VHI, on behalf of itself and VHT will reduce distributable income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the VHT Royalty, VHI Royalty, debt service charges and distributable income. Certain covenants of the agreements with the lender may also limit distributions to the Trust. Although VHI believes the credit facility will be sufficient for VHT's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of VHT or VHI, or that additional funds will be able to be obtained.

Viking's creditors have been provided with security over all of the assets of VHI. If VHI becomes unable to pay its debt service charges, or otherwise commits an event of default such as bankruptcy, the bank may foreclose on or sell the assets of VHT or VHI, as the case may be, free from or together with the VHI Royalty or VHT Royalty, as applicable.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to VHI, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties or the establishment by the operator of reserves for such expenses.

DEPLETION OF RESERVES

The Trust has certain unique attributes, which differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of royalty, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Neither VHT nor VHI re-invest cash flow in the same manner as other industry participants. Accordingly, absent capital injections, VHT's and VHI's production levels and reserves will decline.

VHT's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on VHI's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, VHT's reserves and production will decline over time as reserves are exploited. VHI's future cash flows will be highly dependent on its success in making accretive acquisitions in the oil and gas sector.

There can be no assurance that management, on behalf of VHT and VHI, will be successful in developing or acquiring additional properties or assets, as the case may be, on terms that meet the Trust's investment objectives.

ADDITIONAL FINANCING

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Trust's, VHT's and VHI's ability to make the necessary capital investments to maintain or expand its oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that the Trust, VHT or VHI is required to use cash flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of distributable income will be reduced.

COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. The Trust and VHI, on behalf of itself and VHT will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust, VHT or VHI.

RETURN OF CAPITAL

Trust Units will have limited value when reserves from the Properties can no longer be economically produced. Cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's assets will be permitted investments under the VERT Trust Indenture, the VHT Royalty, the VHI Royalty, the trust units of VHT, the shares of VHI and the assets of VHT and VHI. The price per Trust Unit is a function of anticipated distributable income, the assets acquired by VHI, on behalf of itself and VHT and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of VHI, on behalf of itself and VHT to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

RETRACTION RIGHT

It is anticipated that the retraction right will not be the primary mechanism for Unitholders to liquidate their investment. Cash distributions are subject to limitations and any securities that may be distributed in specie to Unitholders in connection with a retraction will not be listed on any stock exchange and no market is expected to develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the Securities pursuant to the retraction right.

UNITHOLDER LIMITED LIABILITY

The VERT Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. Pursuant to the VERT Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The VERT Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

                              GOVERNMENT REGULATION

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and the Trust is unable to predict what additional legislation or amendments may be enacted.

FEDERAL BUDGET 2004

FOREIGN OWNERSHIP OF TRUST UNITS

Royalty Trusts must be established and maintained for the benefit of Canadians in order to retain their status as a Mutual Fund Trust. Where it can reasonably be considered that a trust is maintained primarily for the benefit of non-resident persons, the trust is deemed not to be a mutual fund trust. There is an exception to this rule if all or substantially all of the trust's property consisted of property other than property that would be taxable Canadian property.

It is important to note that Canadian resource property (eg. the PNG royalty interest held by the trust) is property other than property that would be taxable Canadian property - essentially ensuring that the exemption applied to many royalty trusts.


After March 22, 2004 Canadian resource properties, for purposes of the exemption, will be taxable Canadian property, causing the exemption not to be available for royalty trusts. Essentially this means that more than 50% of royalty trust units must be units owned by Canadians. It is important to note, that for those royalty trusts that relied on the exemption on March 23, 2004, the new rule does not apply before 2007 giving any such trust more than two years to comply with this change. As at May 7, 2004 the Trust's foreign ownership was less than 50% of the Trust outstanding units and continues to monitor its foreign ownership on a regular basis.

RESTRICTIONS ON INVESTMENTS BY PENSION PLANS IN INCOME TRUSTS

The budget introduces two new restrictions on tax-exempt pension plans in respect of investments in publicly listed business income trusts. Certain transitional relief is provided.

Under the first restriction, holdings by pension plans would be limited to 1% of the cost amount of the pension fund's assets, the excess being subject to a penalty tax of 1% per month (applicable for months that end after 2004). For this purpose, both direct and indirect investments are included but investments in resource royalty trusts and REITs are generally excluded (on the basis that investments in Canadian resource property and real property are otherwise specifically permitted investments for pension funds).

The second restriction provides that such pension funds be limited to ownership of no more than 5% of the units of a particular class of units of any business income trust, the excess being subject to a 1% penalty tax per month based on the fair market value of the excess units held (applicable for months that end after 2004). Other deferred income plans such as RRSPs and RRIFs are not affected by these measures.

TAXATION OF CERTAIN DISTRIBUTIONS TO NON-RESIDENTS

Under the current rules, a mutual fund can effectively distribute the proceeds realized from the disposition of taxable Canadian property to a non-resident unitholder or shareholder without any Canadian tax being applied to such distribution.

Pursuant to the proposals, distributions made to non-residents, which are attributable to gains realized by a mutual fund on the disposition of taxable Canadian property, will generally be subject to Canadian withholding tax at the rate of 25% (or such lower rate as is provided by an applicable income tax treaty). This proposal applies in respect of distributions of gains realized on dispositions after March 22, 2004.

Currently, non-taxable distributions generally can be made to a non-resident free from Canadian withholding tax. Such distributions reduce the non-resident's cost base of the investment in the mutual fund. For distributions made after 2004, non-taxable distributions will be subject to a new 15% Canadian withholding tax. If a non-resident subsequently realizes a loss on the disposition of a unit or share of a mutual fund to which the new 15% Canadian withholding tax applied, the budget proposes that the non-resident will, subject to certain limitations, be entitled to file a special Canadian income tax return and carry back such loss to claim a refund of the new 15% Canadian withholding tax.

PROVINCIAL BUDGET 2004 - ALBERTA

The following changes are considered to be substantially enacted for Canadian GAAP purposes and will have an impact on the Trust:

         o Reduction of the general corporate income tax rate from 12.5% to 11.5% (EFFECTIVE APRIL 1, 2004)

         o For Alberta purposes only - ignore the federal phase in of the elimination of resource allowance and deductibility of crown royalties (i.e. Crown will be 100% non-deductible until 2007 when it will become fully deductible, and resource allowance will be 100% deductible until 2007 when it will be fully eliminated) (EFFECTIVE JANUARY 1, 2003)

         o Royalty Tax Deduction (ACRI) will continue to be created until 2006, but will no longer be available in 2007 and beyond. Any existing carry forward balances at December 31, 2006 will expire on December 31, 2013


In addition, the Alberta government announced its plan to introduce legislation in this fiscal year to address liability concerns with investments in income trusts. This legislation could bring about the investment in income trusts by pension funds, which would increase all income trust's access to available capital resources.

PRICING AND MARKETING - OIL

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (up to 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor-in-Council.

PRICING AND MARKETING - NATURAL GAS

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB and the government of Canada. Natural gas exports for a term of: (i) less than two years; or (ii) for a period of two to 20 years, in quantities of not more than 30,000 m3 per day, must be made pursuant to an NEB order. Any natural gas exports to be made pursuant to a contract of longer duration (up to 25 years) requires the exporter to obtain an export license from the NEB and the issuance of such a license requires Governor-in-Council approval.

The government of Alberta also regulates the volume of natural gas, which may be removed from Alberta for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

THE NORTH AMERICAN FREE TRADE AGREEMENT

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States of America ("U.S.") and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed (assuming any restrictions on exports are otherwise justified under the General Agreement on Tariffs and Trade), provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price, or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

ROYALTIES AND INCENTIVES

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

In Alberta, natural gas crown royalties are reduced by certain allowable costs generally referred to as "gas cost allowance". Gas cost allowance is a deduction from natural gas crown royalty payments for the Crown's share of costs incurred to gather, compress and process natural gas, natural gas liquids, and sulphur. The royalty in respect of natural gas reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic meter and 25% for prices above $210 per cubic meter. The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Resource Development for the previous quarterly period.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

ENVIRONMENTAL REGULATION

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations, and can affect the location of wells and facilities and the extent to which exploration and development is permitted. In addition, related legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities, and that to ensure adequate provision for some, significant deposits may be required to be made in certain situations. A breach of environment legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT. Under the new act, environmental standards and compliance for releases, clean-up and reporting are stricter. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process. VHI, on behalf of itself and VHT are committed to meeting their responsibilities to protect the environment wherever they operate and anticipate making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. VHI's, on behalf of itself and VHT internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. The Trust believes that both VHT and VHI will be in material compliance with applicable environmental laws and regulations with respect to the Properties.

WORKER SAFETY

Oilfield operations must be carried out in accordance with safe work procedures, rules and policies contained in provincial safety legislation. Such legislation requires that every employer ensure the health and safety of all persons at any of its work sites and all workers engaged in the work of that employer, and that every employer ensure that all of its employees are aware of their duties and responsibilities under the applicable legislation. Such legislation also provides accident reporting procedures.

                             ADDITIONAL INFORMATION

Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of Trust Units, and securities authorized for issuance under equity compensation plans, is contained in the Trust's proxy statement and information circular dated April 29 2004 (the "Information Circular") that was prepared in relation to the annual and special meeting of Unitholders to be held on June 9, 2004.

Additional financial information is provided in the consolidated financial statements of the Trust as at and for the year ended December 31, 2003, and a discussion of the affairs of the Trust is provided in the combined consolidated financial statements of the Trust and Management's Discussion and Analysis of Financial Condition and Results of Operation, all as contained in the Trust's Annual Report.

Additional information relating to the Trust may also be found on SEDAR at www.sedar.com.

The Trust will provide the following documents to any person or company upon request to the Assistant Corporate Secretary at Suite 400, 330 - 5th Avenue S.W., Calgary, AB, T2P 0L4:

1. when any securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

         (a) one copy of this Renewal Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

         (b) one copy of the consolidated financial statements of the Trust for the period ended December 31, 2003, together with the report of the auditors (the "Financial Statements"), and one copy of any interim financial statements issued subsequent thereto;

         (c)      one copy of the Information Circular; and

         (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and not required to be provided under paragraphs (a) through (c) above; or

2. At any other time, one copy of any of the documents referred to in paragraphs (1)(a) through (c) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Trust.

                                   SCHEDULE A

                 KEYWEST ENERGY CORPORATION FINANCIAL STATEMENTS



AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
February 25, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31                                           2002           2001
--------------------------------------------------------------------------------


Assets

Current assets:
     Receivables                                    $ 13,063,823   $  5,348,233

Capital assets (note 2)                              192,342,918     99,638,139
--------------------------------------------------------------------------------
                                                    $205,406,741   $104,986,372
================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities       $ 22,153,093   $  8,131,594

Long-term debt (note 3)                               58,380,937     30,907,821

Provision for site restoration                         2,012,558        990,158

Future taxes (note 6)                                 20,522,219     13,962,144

Shareholders' equity
     Share capital (note 4)                           75,577,571     35,788,333
     Retained earnings                                26,760,363     15,206,322
--------------------------------------------------------------------------------
                                                     102,337,934     50,994,655
Plan of arrangement (note 10)
--------------------------------------------------------------------------------
                                                    $205,406,741   $104,986,372
================================================================================

See accompanying notes to financial statements.


On behalf of the Board:


Director                                          Director
(signed) Harold V. Pedersen                       (signed) Mary C. Blue

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years ended December 31                                        2002            2001
-----------------------------------------------------------------------------------
Revenue:
     Oil and gas production                            $ 73,800,306    $ 45,197,227
     Royalties                                          (16,857,422)     (8,560,388)
-----------------------------------------------------------------------------------
                                                         56,942,884      36,636,839

Expenses:
     Operating                                           11,948,000       7,531,762
     General and administrative                           3,666,094       2,677,601
     Interest                                             1,409,247         941,983
     Depletion and depreciation                          17,179,865      10,457,795
     Site restoration                                     1,180,000         657,899
-----------------------------------------------------------------------------------
                                                         35,383,206      22,267,040

Earnings before taxes                                    21,559,678      14,369,799

Taxes (note 6):
     Current                                                492,000         400,000
     Future                                               7,800,000       4,953,000
-----------------------------------------------------------------------------------
                                                          8,292,000       5,353,000

-----------------------------------------------------------------------------------
Earnings                                                 13,267,678       9,016,799
-----------------------------------------------------------------------------------

RETAINED EARNINGS:
Retained earnings, beginning of year                     15,206,322       7,826,703

Share repurchases (note 4)                               (1,713,637)     (1,637,180)

-----------------------------------------------------------------------------------
Retained earnings, end of year                         $ 26,760,363    $ 15,206,322
-----------------------------------------------------------------------------------

Weighted average number of common shares outstanding     55,487,107      47,628,384
Earnings per share - basic                             $       0.24    $       0.19
                               - diluted               $       0.23    $       0.18
===================================================================================

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31                                                            2002                 2001
------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating:
     Earnings for the year                                                $  13,267,678        $   9,016,799
     Items not affecting cash:
          Depletion and depreciation                                         17,179,865           10,457,796
          Site restoration                                                    1,180,000              657,899
          Future taxes                                                        7,800,000            4,953,000
------------------------------------------------------------------------------------------------------------
     Cash flow from operations                                               39,427,543           25,085,494
     Change in non-cash working capital (note 7)                               (323,334)             102,288
------------------------------------------------------------------------------------------------------------
                                                                             39,104,209           25,187,782

Financing:
     Common shares issued, net of share issue costs (note 4)                 39,566,720            4,865,622
     Increase in long-term debt                                              27,473,116           30,907,821
     Shares acquired and cancelled (note 4)                                  (2,731,044)          (2,755,266)
------------------------------------------------------------------------------------------------------------
                                                                             64,308,792           33,018,177

Investing:
     Oil and gas property acquisitions, net of dispositions                 (58,446,412)         (19,980,604)
     Expenditures on capital assets                                         (51,438,232)         (36,043,702)
     Site restoration expenditures                                             (157,600)            (111,229)
     Change in non-cash working capital (note 7)                              6,629,243           (1,199,239)
------------------------------------------------------------------------------------------------------------
                                                                           (103,413,001)         (57,334,774)

Increase in cash                                                                     --              871,185

Cash position, beginning of year                                                     --             (871,185)

------------------------------------------------------------------------------------------------------------
Cash position, end of year                                                $          --        $          --
============================================================================================================

Cash flow from operations per share - basic                               $        0.71        $        0.53
                                                           - diluted      $        0.69        $        0.51
============================================================================================================

Cash payments for:
     Interest                                                             $       1,477        $         921
     Capital taxes                                                        $         432        $         336
============================================================================================================

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

     Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 9.


1.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  JOINT INTEREST OPERATIONS:

     A portion of the Company's exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

(b)  PETROLEUM AND NATURAL GAS OPERATIONS:

     The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

     The costs in each cost center, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

     Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

     The capitalized costs less accumulated depletion and depreciation in each cost center are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centers is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centers less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

     Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

(c)  FUTURE SITE RESTORATION COSTS:

     Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(d)  OFFICE FURNITURE AND EQUIPMENT:

     Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e)  STOCK BASED COMPENSATION PLANS:

     The Company has a stock-based compensation plan as described in Note 4. The Company uses the intrinsic-value method of accounting for its stock based compensation plan. Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan are recorded as share capital. The Company does not recognize compensation expense on the issuance of stock options to employees and directors because the exercise price equals the market price on the day of the grant. The Company discloses the pro forma effect of accounting for those stock option awards under the fair value method. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

(f)  INCOME TAXES:

     The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(g)  FOREIGN CURRENCY TRANSLATION:

     Monetary items denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income.

(h)  PER SHARE AMOUNTS:

     Basic earnings per common share and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(i)  FINANCIAL INSTRUMENTS:

     The Company's policy is not to utilize derivative instruments for trading on speculative purposes. The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuation exposures on a portion of its petroleum and natural gas production. These instruments are not recognized in the financial statements on inception. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold. The carrying amounts of these financial instruments that comprise realized gains and losses on terminated contracts are included in accounts receivables in the case of contracts in a gain position and accounts payable in the case of contracts in a loss position.

(j)  USE OF ESTIMATES:

     Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   CAPITAL ASSETS:

                                                         2002                                     2001
                                           ----------------------------------     -------------------------------------
                                                                 ACCUMULATED                               Accumulated
                                                               DEPLETION AND                             depletion and
                                                   COST         DEPRECIATION                Cost          depreciation
      -----------------------------------------------------------------------------------------------------------------
      Petroleum and natural gas
        properties, including well
        equipment                       $   224,540,788    $      34,247,863      $  114,883,202    $       17,349,863
      Gas plants and related                  2,339,233              571,949           2,339,233               415,949
      facilities
      Office furniture and equipment            593,083              310,374             366,025               184,509
      -----------------------------------------------------------------------------------------------------------------
                                        $   227,473,104    $      35,130,186      $  117,588,460    $       17,950,321
      -----------------------------------------------------------------------------------------------------------------
      Net book value                                       $     192,342,918                        $       99,638,139
      =================================================================================================================

     At December 31, 2002, petroleum and natural gas properties included $5.2 million (2001 - $5.1 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.7 million (2001 - $8.4 million) are included in depletion and depreciation calculations.

     Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $10.5 million at December 31, 2002 (2001 - $7.9 million).

3.   LONG-TERM DEBT:

     The Company has a $95 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2003 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

     Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three-year term loan. The first repayment of one third of the outstanding balance is due on the 366th day after conversion followed by eight quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

     The facility is secured by a $150 million first floating charge demand debenture over all of the Company's assets.

4.   SHARE CAPITAL:

     The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

    Common shares issued and outstanding:                     Number of Shares      Assigned value
    -----------------------------------------------------------------------------------------------
    Balance, December 31, 2000                                      48,160,575        $ 33,805,297
        Private placement of flow-through shares,
            net of future tax (a)                                    2,250,000           2,665,000
        Shares acquired and cancelled (d)                          (1,579,900)         (1,118,086)
        Exercise of warrants (c)                                       296,040             325,644
        Exercise of stock options (e)                                  237,666             211,663
        Share issue costs, net of future tax                                --           (101,185)
    -----------------------------------------------------------------------------------------------
    Balance, December 31, 2001                                      49,364,381          35,788,333
        Shares acquired and cancelled (d)                          (1,127,022)         (1,017,407)
        Exercise of stock options (e)                                  813,500             659,615
        Shares issued (b)                                           16,762,749          42,000,001
        Share issue costs, net of future tax                                --         (1,852,971)
    -----------------------------------------------------------------------------------------------
    BALANCE, DECEMBER 31, 2002                                      65,813,608         $75,577,571
    ===============================================================================================

    Options outstanding:                                                  2002                2001
    -----------------------------------------------------------------------------------------------
    Share purchase options (e)                                       5,105,834           4,251,334
    ===============================================================================================

(a) In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2002.

(b) In May 2002, the Company issued, by way of private placement, 5,853,659 common shares at $2.05 per share for gross proceeds of $12,000,001. The Company received promissory notes for loans totaling $600,000 enabling three vice-presidents to purchase 292,683 common shares of the private placement. The loans, included in accounts receivable at December 31, 2002, bear interest at bank prime rate and are repayable in three annual installments commencing May 1, 2006. The loans were repaid in full on February 25, 2003 upon shareholder approval of the plan of arrangement (see
     Note 10).

     In October 2002, the Company entered into an agreement for a private placement of 10,909,090 special warrants at a price of $2.75 per special warrant for net proceeds of $30,000,000. Each special warrant entitled the holder to acquire one common share without payment of any additional consideration. The first closing of 6,165,480 special warrants was completed in October 2002. The remaining 4,743,610 special warrants were issued in November 2002.

(c)  In July 2001, 296,040 warrants were exercised for proceeds of $325,644.

(d) The Company has established a normal course issuer bid that enables the Company to repurchase up to 5,527,682 issued common shares on the open market through the facilities of the Toronto Stock Exchange prior to October 22, 2002. Shares acquired under the bid are cancelled. A previous normal course issuer bid terminated on October 22, 2002. During the year ended December 31, 2002, the Company repurchased and cancelled 1,127,022 (2001 - 1,579,900) common shares at a cost of $2,731,044 (2001 -
     $2,755,266). The excess of the cost of the shares over their assigned value was allocated to retained earnings.

(e) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 5,915,334 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2002, 5,105,834 options with exercise prices between $0.65 and $2.86 were outstanding and exercisable at various dates to the year 2007.

     A summary of the status of the Plan at December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

     --------------------------------------------------------------------------------------------------------------
                                                      2002                                  2001
                                               NUMBER     WEIGHTED AVERAGE           Number      Weighted Average
                                           OF OPTIONS       EXERCISE PRICE       Of Options        Exercise Price
     --------------------------------------------------------------------------------------------------------------
     STOCK OPTIONS, BEGINNING OF YEAR       4,251,334                $0.99        4,184,000                 $0.91
     GRANTED                                1,875,000                $2.36          655,000                 $1.84
     EXERCISED                               (813,500)               $0.81         (237,666)                 $0.89
     CANCELLED                               (207,000)               $1.70         (350,000)                 $1.60
     --------------------------------------------------------------------------------------------------------------
     STOCK OPTIONS, END OF YEAR             5,105,834                $1.50        4,251,334                 $0.99
     EXERCISABLE, END OF YEAR               2,510,834                $1.03        2,422,999                 $0.80
     --------------------------------------------------------------------------------------------------------------

     The following table summarizes information about the stock options outstanding at December 31, 2002:

                                                   OPTIONS OUTSTANDING AT              OPTIONS EXERCISABLE AT
                                                     DECEMBER 31, 2002                   DECEMBER 31, 2002
        ---------------------------------------------------------------------------------------------------------
                                                             WEIGHTED
                                                              AVERAGE     WEIGHTED                      WEIGHTED
                                                            REMAINING      AVERAGE                       AVERAGE
                                               NUMBER     CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
                                           OF OPTIONS            LIFE        PRICE       OF OPTIONS        PRICE
        ---------------------------------------------------------------------------------------------------------
        RANGE OF EXERCISE PRICES
        $0.65 TO $0.90                      1,656,667            0.73        $0.71        1,656,667        $0.71
        $0.90 TO $1.20                        899,167            2.41        $1.15          609,166        $1.14
        $1.20  TO $2.00                       925,000            3.57        $1.61          245,001        $1.58
        OVER $2.00                          1,625,000            4.53        $2.42                -            -
        ---------------------------------------------------------------------------------------------------------
        $0.65 TO $2.86                      5,105,834            2.75        $1.50        2,510,834        $1.03
        ---------------------------------------------------------------------------------------------------------

     In addition to the Plan, the Company initiated an employee stock purchase plan in 1999, which is available to all permanent employees. Under the terms of the employee stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by an investment firm that purchases shares on the open market on behalf of the employees. The Company's share of contributions, recorded as compensation expense, amounted to $228,944 in 2002 (2001 - $168,808).

     The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs are recognized for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro-forma amounts:

     ($ thousands, except per share amounts)                               2002
     ---------------------------------------------------------------------------
     Earnings - as reported                                          $   13,268
     Earnings - pro forma                                            $   13,055
     ---------------------------------------------------------------------------
     Basic earnings per share - as reported                          $     0.24
     Diluted earnings per share - as reported                        $     0.23
     Basic earnings per share - pro forma                            $     0.24
     Diluted earnings per share - pro-forma                          $     0.23
     ---------------------------------------------------------------------------

     The pro forma amounts shown include the compensation costs associated with stock options granted subsequent to January 1, 2002. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 48%.

5.   PER SHARE AMOUNTS:

     In computing diluted earnings and cash flow from operations per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 - 1.9 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

6.   TAXES:

     The future income tax liability includes the following temporary differences:

                                                     2002               2001
     ------------------------------------------------------------------------
     Oil and gas properties                  $ 22,325,184       $ 14,603,476
     Site restoration                            (633,886)          (320,118)
     Share issue costs                         (1,169,079)          (321,214)
     ------------------------------------------------------------------------
                                             $ 20,522,219       $ 13,962,144
     ========================================================================

     The provision for future taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before taxes. The difference results from the following:

                                                                                  2002                   2001
     ---------------------------------------------------------------------------------------------------------
     Earnings before taxes                                             $    21,559,678    $        14,369,799
     Combined federal and provincial tax rate                                    42.1%                  43.1%

     Computed "expected" tax                                                 9,076,624              6,193,383
     Increase (decrease) in taxes resulting from:
          Non-deductible crown charges, net of royalty tax credits           3,634,681              1,723,709
          Resource allowance                                               (4,653,492)            (2,905,096)
          Reduction in enacted tax rates                                     (323,693)              (259,313)
          Non-deductible expenses                                               44,466                 40,833
          Other                                                                 21,414                159,484
     ---------------------------------------------------------------------------------------------------------
     Reported future taxes                                             $     7,800,000    $         4,953,000
     =========================================================================================================

7.       CHANGE IN NON-CASH WORKING CAPITAL:

                                                                        2002                2001
     --------------------------------------------------------------------------------------------
     Receivables                                             $   (7,715,590)     $     1,182,170
     Accounts payable and accrued liabilities                    14,021,499           (2,279,121)
     --------------------------------------------------------------------------------------------
                                                             $    6,305,909      $    (1,096,951)
     --------------------------------------------------------------------------------------------

     Non-cash working capital - operating                    $     (323,334)     $       102,288
     Non-cash working capital - investing                         6,629,243           (1,199,239)
     --------------------------------------------------------------------------------------------
                                                             $    6,305,909      $    (1,096,951)
     ============================================================================================

8.   FINANCIAL INSTRUMENTS:

     The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest on the long-term debt.

     All of the Company's receivables are with customers in the oil and gas industry and are subject to normal industry credit risk.

     Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

     In 2002, oil and gas production revenue was reduced by $2.4 million (2001 - increased by $1.3) due to commodity and foreign exchange hedging activities. The Company had the following financial instrument hedging positions at December 31, 2002:

    INSTRUMENT                              POSITION HEDGED      PRICING            TERM
    -----------------------------------------------------------------------------------------------------------------
    AECO Natural Gas Costless Collars:                           $CDN.
                                            1,000 GJ per day     $4.00 - $5.47      November 2002 - March 2003
                                            1,000 GJ per day     $4.50 - $6.40      December 2002 - March 2003
                                            2,000 GJ per day     $4.25 - $6.08      April 2003 - October 2003
    -----------------------------------------------------------------------------------------------------------------

    WTI Oil Costless Collars:                                    $US
                                            1,000 bbls per day   $25.00 - $28.25    October 2002 - September 2003
                                            1,000 bbls per day   $25.00 - $28.50    October 2002 - September 2003
                                            1,000 bbls per day   $25.00 - $30.90    January 2003 - June 2003
                                               500 bbls per day  $27.00 - $31.30    January 2003 - March 2003
    -----------------------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2002, a loss of $784,000 would have been realized had the contracts been settled on that date.

     At December 31, 2001 the Company had the following financial instrument hedging positions:

    INSTRUMENT                              POSITION HEDGED      PRICING            TERM
    -----------------------------------------------------------------------------------------------------------------
    AECO Natural Gas Costless Collars:                           $CDN.
                                            2,000 GJ per day     $3.00 - $3.75      November 2001 - March 2002
                                            2,000 GJ per day     $3.10 - $3.65      November 2001 - March 2002
                                            1,000 GJ per day     $3.10 - $4.10      December 2001 - March 2002
                                            1,000 GJ per day     $3.25 - $3.85      January 2001 - March 2002
    -----------------------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts was nominal.

9. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP"):

     The Company follows accounting principles generally accepted in Canada that differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission (SEC). The significant differences in accounting principles and practices that could affect the reported earnings are as follows:

     o The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. The application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

     o The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

     o The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

         Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

     Reconciliation of the reported earnings as a result of the differences between Canada and the United States accounting principles for the year ended December 31, 2002 and 2001 are as follows:

                                                            2002          2001
     --------------------------------------------------------------------------
     Earnings for the period, as reported           $ 13,267,678   $ 9,016,799
     Estimated tax cost of the renunciation of tax
          benefits on expenditures                            --    (1,835,000)
     --------------------------------------------------------------------------
     Earnings for the period in accordance with
          United States Accounting Principles       $ 13,267,678   $ 7,181,799
     --------------------------------------------------------------------------
     Earnings per share - basic                     $   $   0.24   $      0.15
                                    - diluted       $       0.23   $      0.13
     --------------------------------------------------------------------------

     The application of United States accounting principles increases the current liabilities on the consolidated balance sheet at December 31, 2002 by $784,000 to $22,926,887 and decreases shareholders' equity by a corresponding amount to $101,337,934. The application of United States accounting principles had no effect on the reported amounts on the consolidated balance sheet at December 31, 2001.

10.  PLAN OF ARRANGEMENT:

     In December 2002 the Company agreed, subject to regulatory, judicial and shareholder approvals, to a plan of arrangement with Viking Energy Royalty Trust ("Viking"). Viking agreed to acquired all the issued and outstanding shares of the Company. As part of the arrangement, the Company transferred interests in certain petroleum and natural gas properties, including a farm-in-right on certain other properties, to a newly incorporated subsidiary of the Company ("Luke Energy Ltd.") in exchange for common shares of Luke Energy Ltd. Following the transactions, the common shares of Luke Energy Ltd. are to be distributed to the shareholders of the Company on a basis of one-tenth of one common share of Luke Energy Ltd. for each share of the Company. On completion of the arrangement, Luke Energy Ltd. will be publicly listed. On February 25, 2003 the plan of arrangement obtained all the required regulatory, judicial and shareholder approvals and was completed. To effect closing of the arrangement, the Company made payments for vested stock options, employee terminations and arrangement costs aggregating approximately $20 million. The payments were funded by borrowings under the existing bank loan facility.

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years in the three-year period ended December, 31, 2001 in accordance with Canadian generally accepted accounting principles.



(Signed) KPMG LLP Chartered Accountants
March 6, 2002 except as to Note 11, which is as of December 20, 2002 Calgary, Canada

CONSOLIDATED BALANCE SHEETS

As at December 31                                         2001              2000
--------------------------------------------------------------------------------
ASSETS

Current assets:
     Receivables                                 $   5,348,233    $   6,530,403

Capital assets (note 3)                             99,638,139       54,071,629
--------------------------------------------------------------------------------
                                                 $ 104,986,372    $  60,602,032
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                           $           -    $     871,185
     Accounts payable and accrued liabilities        8,131,594       10,410,715
--------------------------------------------------------------------------------
                                                     8,131,594       11,281,900

Long-term debt (note 4)                             30,907,821                -

Provision for site restoration                         990,158          443,488

Future taxes (note 7)                               13,962,144        7,244,644

Shareholders' equity
     Share capital (note 5)                         35,788,333       33,805,297
     Retained earnings                              15,206,322        7,826,703
--------------------------------------------------------------------------------
Subsequent events (note 11)                         50,994,655       41,632,000

--------------------------------------------------------------------------------
                                                 $ 104,986,372    $  60,602,032
================================================================================

See accompanying notes to financial statements.


On behalf of the Board:


Director                                     Director
(signed) Harold V. Pedersen                  (signed) Mary C. Blue

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31                                             2001                  2000                 1999
-------------------------------------------------------------------------------------------------------------------
OPERATIONS:
Revenue:
Oil and gas production                                      $ 45,197,227          $ 30,641,470          $  6,783,141
Royalties                                                     (8,560,388)           (7,051,028)           (1,457,333)
Interest and other                                                  --                 152,698               975,470
-------------------------------------------------------------------------------------------------------------------
                                                              36,636,839            23,743,140             6,301,278

Expenses:
Operating                                                      7,531,762             3,876,387             1,428,456
General and administrative                                     2,677,601             2,013,630             1,108,478
Interest                                                         941,983                25,202
-------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                    10,457,795             5,736,749             1,755,284
Site restoration                                                 657,899               317,801                51,000
-------------------------------------------------------------------------------------------------------------------
                                                              22,267,040            11,969,769             4,343,218

Earnings before taxes                                         14,369,799            11,773,371             1,958,060

Taxes (note 7):
Current                                                          400,000               196,938                60,000
Future                                                         4,953,000             4,619,178                    --
-------------------------------------------------------------------------------------------------------------------
                                                               5,353,000             4,816,116                60,000

-------------------------------------------------------------------------------------------------------------------
Earnings                                                       9,016,799             6,957,255             1,898,060
===================================================================================================================

RETAINED EARNINGS (DEFICIT):
Retained earnings (deficit), beginning of year                 7,826,703             1,540,569              (258,693)

Share repurchases (note 5)                                    (1,637,180)             (671,121)              (98,798)

-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                              $ 15,206,322          $  7,826,703          $  1,540,569
===================================================================================================================

Weighted average number of common shares outstanding          47,628,384            47,423,114            37,781,672
Earnings per share - basic                                  $       0.19          $       0.15          $       0.05
                   - diluted                                $       0.18          $       0.14          $       0.05
===================================================================================================================

See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31                                              2001                2000                1999
-----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating:
Earnings for the year                                        $  9,016,799        $  6,957,255        $  1,898,060
Items not affecting cash:
Depletion and depreciation                                     10,457,796           5,736,749           1,755,284
Site restoration                                                  657,899             317,801              51,000
Future taxes                                                    4,953,000           4,619,178                  --
Gain on sale of marketable securities                                  --                  --             (12,078)
-----------------------------------------------------------------------------------------------------------------
Cash flow from operations                                      25,085,494          17,630,983           3,692,266
Change in non-cash working capital (note 8)                       102,288          (2,451,265)         (1,128,236)
-----------------------------------------------------------------------------------------------------------------
                                                               25,187,782          15,179,718           2,564,030

Financing:
Common shares issued, net of share
issue costs (note 5)                                            4,865,622             138,587           8,582,008
Increase in long-term debt                                     30,907,821                  --                  --
Shares acquired and cancelled (note 5)                         (2,755,266)         (1,629,659)           (405,286)
Cash acquired in acquisitions (note 2)                                 --                  --           4,102,886
-----------------------------------------------------------------------------------------------------------------
                                                               33,018,177          (1,491,072)         12,279,608

Investing:
Oil and gas property acquisitions                             (19,980,604)                 --         (19,209,767)
Corporate acquisition (note 2)                                         --          (1,870,753)                 --
Expenditures on capital assets                                (36,043,702)        (26,451,477)         (8,689,192)
Site restoration expenditures                                    (111,229)                 --                  --
Change in non-cash working capital                             (1,199,239)          3,039,621           3,443,377
Proceeds on sale of marketable securities                               --                 --              60,000
-----------------------------------------------------------------------------------------------------------------
                                                              (57,334,774)        (25,282,609)        (24,395,582)

Increase (decrease) in cash                                       871,185         (11,593,963)         (9,551,944)

Cash position, beginning of year                                 (871,185)         10,722,778          20,274,722

-----------------------------------------------------------------------------------------------------------------
Cash position, end of year                                  $          --        $   (871,185)       $ 10,722,778
=================================================================================================================

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary since September 1, 2001, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 10.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  JOINT INTEREST OPERATIONS:

          A portion of the Company's exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

     (b)  PETROLEUM AND NATURAL GAS OPERATIONS:

          The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

          The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

          Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

          The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

          Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

          The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

     (c)  FUTURE SITE RESTORATION COSTS:

          Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

     (d)  OFFICE FURNITURE AND EQUIPMENT:

          Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

     (e)  STOCK BASED COMPENSATION PLANS:

          Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital. The Company does not recognize compensation expense on the issuance of employee stock options because the exercise price equals the market price on the day of the grant. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

     (f)  INCOME TAXES:

          Effective January 1, 2000, the Company adopted the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

          Prior to January 1, 2000, income taxes were accounted for by the deferral method of income tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the rate in effect in the year the difference originated.

     (g)  FOREIGN CURRENCY TRANSLATION:

          Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items that are deferred and amortized over their remaining term.

     (h)  PER SHARE AMOUNTS:

          Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

     (i)  FINANCIAL INSTRUMENTS:

          The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its petroleum and natural gas production. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold.

     (j)  USE OF ESTIMATES:

          Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     (k)  COMPARATIVE FIGURES:

          Certain prior period figures have been reclassified to conform to the current financial statement presentation.

2.   ACQUISITION:

     On September 1, 2000, the Company issued 1,818,186 common shares with a fair value of $1,854,550 (based on an average trading share price of the common shares prior to the acquisition) and cash consideration of $1,870,753 in exchange for all the issued and outstanding shares of Viewpoint Resources Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Viewpoint included from September 1, 2000.

        Net assets acquired:
          Working capital deficiency                     $  (171,212)
          Capital assets                                   6,788,861
          Provision for future site restoration              (48,087)
          Future taxes                                    (2,694,259)
        ----------------------------------------------------------------
                                                         $ 3,875,303
        ================================================================

        Consideration paid:
          1,818,186 common shares                        $ 1,854,550
          Cash                                             1,870,753
          Acquisition costs                                  150,000
        ----------------------------------------------------------------
                                                         $ 3,875,303
        ================================================================

     Effective June 1, 1999, the Company issued 7,063,512 common shares with a fair value of $5,156,000 (based on an average trading share price of the common shares prior to the acquisition) in exchange for all the issued and outstanding shares of Sequoia Exploration and Development Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Sequoia included from the effective date. The net assets acquired were: cash ($4,102,886), oil and gas properties ($1,349,622), future site restoration liability ($26,600) and assumed liabilities, including deal costs ($269,908).

3.   CAPITAL ASSETS:

                                                       2001                                   2000
                                         ---------------------------------      ---------------------------------
                                                              ACCUMULATED                            Accumulated
                                                            DEPLETION AND                          depletion and
                                                 COST        DEPRECIATION              Cost         depreciation
     ------------------------------------------------------------------------------------------------------------
     Petroleum and natural gas
       properties, including well
       equipment                      $   114,883,202      $   17,349,863      $ 58,922,492      $     7,134,871
     Gas plants and related                                       415,949         2,339,233              260,000
     facilities                             2,339,233
     Office furniture and equipment                               184,509                                 97,655
                                              366,025                               302,430
     ------------------------------------------------------------------------------------------------------------
                                      $   117,588,460      $   17,950,321      $ 61,564,155      $     7,492,526
     ------------------------------------------------------------------------------------------------------------
     Net book value                                        $   99,638,139                        $    54,071,629
     ============================================================================================================

     At December 31, 2001, petroleum and natural gas properties included $5.1 million (2000 - $1.3 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.4 million (2000 - $5.2 million) are included in depletion and depreciation calculations.

     Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $7.9 million at December 31, 2001 (2000
     - $4.2 million).

4.   LONG-TERM DEBT:

     The Company has a $60 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2002 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

     Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three-year term loan, repayable in twelve equal quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

     The facility is secured by a $75 million first floating charge demand debenture over all of the Company's assets.

5.   SHARE CAPITAL:

     The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

     COMMON SHARES ISSUED AND OUTSTANDING:                          NUMBER OF SHARES          ASSIGNED VALUE
     --------------------------------------------------------------------------------------------------------
     Balance, December 31, 1998                                     31,851,463                  $ 20,231,178
         Shares issued on acquisition (note 2)                       7,063,512                     5,156,000
         Exercise of warrants (d)                                    1,600,250                     1,616,253
         Exercise of stock options (e)                                  40,000                        26,000
         Shares acquired and cancelled (b)                            (471,800)                     (306,489)
         Shares issued on exercise of special warrants (c)           4,950,500                     5,000,005
         Private placement of flow-through shares (a)                2,380,954                     2,500,002
         Share issue costs                                                  --                      (560,251)
     --------------------------------------------------------------------------------------------------------
     Balance, December 31, 1999                                     47,414,879                    33,662,698
         Shares issued on acquisition (note 2)                       1,818,186                     1,854,550
         Shares acquired and cancelled (b)                          (1,347,500)                     (958,538)
         Exercise of warrants (c)                                      199,010                       201,001
         Exercise of stock options (e)                                  76,000                        53,450
         Future tax effect on flow-through shares                           --                      (892,000)
         Share issue costs, net of future tax                               --                      (115,864)
     --------------------------------------------------------------------------------------------------------
     Balance, December 31, 2000                                     48,160,575                    33,805,297
         Private placement of flow-through shares,
             net of future tax (a)                                   2,250,000                     2,665,000
         Shares acquired and cancelled (b)                          (1,579,900)                   (1,118,086)
         Exercise of warrants (c)                                      296,040                       325,644
         Exercise of stock options (e)                                 237,666                       211,663
         Share issue costs, net of future tax                               --                      (101,185)
     --------------------------------------------------------------------------------------------------------
     Balance, December 31, 2001                                     49,364,381                  $ 35,788,333
     ========================================================================================================

     Warrants and options outstanding:
                                                                          2001                         2000
     --------------------------------------------------------------------------------------------------------
     Share Purchase Options                                          4,251,334                     4,184,000
     Underwriters' Warrants (c)                                             --                      296,040
     --------------------------------------------------------------------------------------------------------

     (a) In November 1999, the Company issued 2,380,954 common shares at $1.05 per share for proceeds of $2,500,002. Under the terms of the private placement, $2,000,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2000.

          In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 is required to be expended on qualifying exploration drilling and seismic prior to December 31, 2002.

     (b) The Company has established a normal course issuer bid that will enable the Company to repurchase up to 4,139,626 of its issued and outstanding common shares on the open market through the facilities of the Toronto Stock Exchange. Shares acquired under the bid will be cancelled and the bid will terminate on October 22, 2002. Under previous normal course issuer bids, the Company repurchased and cancelled 1,579,000 (2000 - 1,347,500; 1999 - 471,800) common shares at a cost of $2,755,266 (2000 - $1,629,659; 1999 - $405,549) during the year ended December 31, 2001. The excess of the cost of the shares over their assigned value is allocated to retained earnings.

     (c) In December 1999, the Company issued 4,950,500 common shares upon exercise of 4,950,500 special warrants. The financing was completed on a private placement basis at a price of $1.01 per special warrant for gross proceeds of $5,000,005. The Company also issued 495,050 underwriters' warrants in connection with the sale of the special warrants. In September 2000, 199,010 shares were issued on exercise of these warrants for proceeds of $201,001; the remaining 296,040 warrants were exercised in July 2001 for proceeds of $325,644.

     (d) In 1999, 1,600,250 shares were issued on exercise of KeyWest A and B warrants for proceeds of $1,616,253. Unexercised A and B warrants expired September 22, 1999 and September 25, 1999, respectively. 4,166,667 KeyWest C warrants and 416,667 agent options expired unexercised on November 7, 1999.

     (e) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 4,730,000 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2001, 4,251,334 options with exercise prices between $0.65 and $1.81 were outstanding and exercisable at various dates to the year 2006.

     A summary of the status of the Plan at December 31, 2001 and 2000, and changes during the years ended on those dates is presented below:

                                                       2001                               2000
     -------------------------------------------------------------------------------------------------------------
                                          NUMBER OF       WEIGHTED AVERAGE          Number Of     Weighted Average
                                           OPTIONS          EXERCISE PRICE            Options       Exercise Price
     -------------------------------------------------------------------------------------------------------------
     Stock options, beginning of year    4,184,000                   $0.91          3,280,000                $0.78
     Granted                               655,000                   $1.84          1,350,000                $1.22
     Exercised                            (237,666)                  $0.89            (76,000)               $0.70
     Cancelled                            (350,000)                  $1.60           (370,000)               $0.97
     -------------------------------------------------------------------------------------------------------------
     Stock options, end of year          4,251,334                   $0.99          4,184,000                $0.91
     -------------------------------------------------------------------------------------------------------------
     Exercisable, end of year            2,422,999                   $0.80          1,359,333                $0.73
     =============================================================================================================

     The following table summarizes information about the stock options outstanding at December 31, 2001:

                                                OPTIONS OUTSTANDING AT              OPTIONS EXERCISABLE AT
                                                  DECEMBER 31, 2001                   DECEMBER 31, 2001
     ---------------------------------------------------------------------------------------------------------
                                                          WEIGHTED
                                                           AVERAGE     WEIGHTED                      WEIGHTED
                                                         REMAINING      AVERAGE                       AVERAGE
                                            NUMBER     CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
                                        OF OPTIONS            LIFE        PRICE       OF OPTIONS        PRICE
     ---------------------------------------------------------------------------------------------------------
     RANGE OF EXERCISE PRICES
     $0.65 TO $0.90                      2,240,667            1.69        $0.68        1,863,999        $0.69
     $0.90 TO $1.15                      1,190,667            3.33        $1.13          454,000        $1.11
     OVER $1.15                            820,000            4.33        $1.59          105,000        $1.42
     ---------------------------------------------------------------------------------------------------------
     $0.65 TO $1.81                      4,251,334            2.66        $0.99        2,422,999        $0.80
     =========================================================================================================

     In addition to the Plan, the Company initiated an employee stock purchase plan in 1999, which is available to all permanent employees. Under the terms of the stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by a local investment firm that purchases shares on the open market on behalf of the employees. The Company's share of contributions is recorded as compensation expense and amounted to $168,808 in 2001 (2000 - $117,446, 1999 - $32,364).

6.   PER SHARE AMOUNTS:

     In computing diluted earnings per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 - 1.2 million, 1999 - 0.7 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings in computing diluted per share amounts.

7.   TAXES:

     Effective January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. As permitted under the new rules, financial statements for all periods prior to January 1, 2000 have not been restated. The cumulative effect of adopting the liability method of tax allocation effective January 1, 2000 was a one-time increase to future tax asset and reduction to capital assets of $960,793. The net earnings for the year were reduced by this amount as a result of the change.

     The future income tax liability includes the following temporary differences:

                                                    2001                  2000
      --------------------------------------------------------------------------
      Oil and gas properties              $   14,603,476         $   7,720,517
      Site restoration                          (320,118)             (148,347)
      Share issue costs                         (321,214)             (327,526)
      --------------------------------------------------------------------------
                                          $   13,962,144         $   7,244,644
      ==========================================================================

     The provision for current and future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before income taxes. The difference results from the following:

                                                               2001              2000             1999
                                                   LIABILITY METHOD  Liability Method  Deferral Method
     -----------------------------------------------------------------------------------------------------
     Earnings before taxes                             $ 14,369,799     $ 11,773,371     $  1,958,060
     Combined federal and provincial tax rate                  43.1%            44.6%            44.6%

     Computed "expected" tax                              6,193,383        5,250,923          873,295
     Increase (decrease) in taxes resulting from:
          Non-deductible crown charges net of
          royalty                                         1,723,709        1,717,243          411,908
          tax credits
          Resource allowance                             (2,905,096)      (2,388,370)        (318,989)

          Non-deductible depletion and depreciation              --               --           36,795
          Capital taxes and resource surcharges             400,000          196,938           60,000

          Reduction in enacted tax rates                   (259,313)              --               --
          Non-deductible expenses                            40,833           39,382               --

          Other                                             159,484               --               --
          Benefit of prior year losses                           --               --       (1,003,009)
     -----------------------------------------------------------------------------------------------------
     Reported income taxes                             $  5,353,000     $  4,816,116     $     60,000
     =====================================================================================================

8.   CHANGE IN NON-CASH WORKING CAPITAL:

                                                                2001                 2000              1999
     -------------------------------------------------------------------------------------------------------
     Receivables                                     $      1,182,170    $     (3,794,584)    $   (2,663,586)
     Notes receivable                                              --                  --            299,707
     Accounts payable and accrued liabilities              (2,279,121)          4,704,151          4,948,929
     -------------------------------------------------------------------------------------------------------
                                                           (1,096,951)            909,567          2,585,050
     -------------------------------------------------------------------------------------------------------

     Non-cash working capital - operating            $        102,288    $     (2,451,265)    $   (1,128,236)
     Non-cash working capital - investing                  (1,199,239)          3,039,621          3,443,377
     Non-cash working capital - acquired in
     acquisition                                                    -             321,211            269,909
     -------------------------------------------------------------------------------------------------------
                                                     $     (1,096,951)   $        909,567     $    2,585,050
     =======================================================================================================

9.   FINANCIAL INSTRUMENTS:

     The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest applied to the long-term debt.

     All of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk.

     Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

     In 2001, oil and gas production revenue was increased by $1.3 million (2000
     - $ nil; 1999 - $ nil) due to commodity and foreign exchange hedging activities. The Company had the following financial hedging positions outstanding at December 31, 2001:

     INSTRUMENT              POSITION HEDGED       PRICING           TERM
     --------------------------------------------------------------------------------------------------
     AECO Natural Gas
       Costless Collars:     2,000 GJ per day      $3.00 - $3.75     November 2001 - March 2002

                             2,000 GJ per day      $3.10 - $3.65     November 2001 - March 2002

                             1,000 GJ per day      $3.10 - $4.10     December 2001 - March 2002

                             1,000 GJ per day      $3.25 - $3.85     January 2001 - March 2002
     --------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts is nominal.

     In December 2000 the Company entered into a crude oil basis swap to fix the differential price (West Texas Intermediate to Bow River, Alberta) on 500 barrels of oil per day at US $8.25 per barrel for fiscal 2001. At December 31, 2000, had the contracts been settled on that date, a gain of $1.7 million would have been realized.

     In addition, the Company entered into a foreign exchange rate swap agreement for the 2001 fiscal year. These contracts total US $500,000 per month at an after discount rate of $1.515 Cdn/US or $0.66 US/Cdn. The estimated fair value at December 31, 2000 approximated contract value.

10. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP"):

     The Company follows accounting principles generally accepted in Canada that differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission (SEC). The significant differences in accounting principles and practices that could affect the reported earnings are as follows:

     o The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. To date, application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

     o The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

     o Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

     o The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

     Reconciliation of the reported earnings as a result of the difference between Canada and the United States accounting principles in accounting for the estimated tax cost of the renunciations for the year ended December 31, 2001, 2000 and 1999 are as follows:

                                                            2001                2000                 1999
     -----------------------------------------------------------------------------------------------------
     Earnings for the period, as reported           $  9,016,799         $ 6,957,255          $ 1,898,060
     Estimated tax cost of the renunciation of tax
          benefits on expenditures                    (1,835,000)           (892,000)            (600,000)
     -----------------------------------------------------------------------------------------------------
     Earnings for the period in accordance with
          United States Accounting Principles       $  7,181,799        $  6,065,255          $ 1,298,060
     -----------------------------------------------------------------------------------------------------
     Earnings per share - basic                     $       0.15        $       0.13          $      0.03
                        - diluted                   $       0.15        $       0.12          $      0.03
     =====================================================================================================

11.  SUBSEQUENT EVENTS:

     (a) On September 25, 2002, the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in Southern Alberta, specifically in the Bashaw area (the "Bashaw Acquisition"). The purchase price for the Bashaw Acquisition was $61 million including closing adjustments, financed with borrowings under the company's $95 million credit facility. The deposit paid on September 25, 2002 of $6.1 million is included in other assets on the balance sheet. The purchase closed on October 1, 2002.

     (b) On October 2, 2002 the Company entered into an agreement for a private placement of 10,909,090 Special Warrants at a price of $2.75 per Special Warrant for net proceeds of $27.85 million. Each Special Warrant will entitle the holder to acquire one common share without payment of any additional consideration, subject to adjustment in certain events. The first closing of 6,165,480 Special Warrants was completed on October 4, 2002. The remaining 4,743,610 Special Warrants were issued on November 4, 2002.

     (c) On December 18, 2002, Viking Energy Royalty Trust (the "Trust"), Viking Holdings Inc. ("VHI") and the Company entered into an arrangement agreement pursuant to which the Trust and VHI agreed to acquire the Company other than certain producing properties and undeveloped acreage in Alberta ("Newco Assets") that are to be distributed to a newly formed corporation ("Newco"). Although fully binding, the parties to the agreement have agreed to negotiate in good faith the terms of a more extensive arrangement agreement and other elements of the arrangement on terms customary to a transaction of this nature. Under the terms of the agreement, all of the outstanding shares of the Company will be acquired by the Trust in exchange for consideration of $3.65 per share, payable on the basis of 0.5214 of a trust unit ("Trust Unit") of the Trust (to a maximum of 28,000,000 Trust Units) or $3.65 per share payable in cash (to a maximum cash amount of $66,000,000), subject to pro-rating. In the event all the shareholders elect cash, the consideration payable for each share of the Company will be comprised of $1.00 cash and 0.3786 of a Trust Unit. As part of the arrangement, Newco will acquire the Newco Assets from the Company in exchange for common shares of Newco, which common shares will be distributed to shareholders of the Company. The agreement contains representations of the Trust and the Company and certain conditions to closing. The agreement may be terminated in the event the arrangement is not completed on or before April 30, 2003 or if there has been a misrepresentation, breach of any representation or warranty or non-performance of a covenant contained in the agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate such agreement.

                                   SCHEDULE B

                REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED
                          RESERVES EVALUATOR OR AUDITOR

                                  FORM 51-101F2
                             REPORT ON RESERVES DATA
                                       BY
                         INDEPENDENT QUALIFIED RESERVES

                              EVALUATOR OR AUDITOR


To the board of directors of Viking Holding Inc. on behalf of Viking Energy Royalty Trust (the "Trust")":

1. We have prepared an evaluation of the Trust's reserves data as at January 1, 2004. The reserves data consist of the following:

     (a)  (i)     proved and proved plus probable oil and gas reserves estimated as at January 1, 2004, using forecast prices and costs; and

          (ii)    the related estimated future net revenue; and

    (b)   (i)     proved oil and gas reserves estimated at January 1, 2004,
                  using constant prices and costs; and

          (ii)    the related estimated future net revenue.

2. The reserves data are the responsibility of the Trust's management. Our responsibility is to express an opinion on the reserves databased on our evaluation.

     We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definition in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Trust evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Trust's board of directors:

                                Location of
                                 Reserves
                                (Country or
       Description and            Foreign
     Preparation Date of        Geographic                    Net Present Value of Future Net Revenue
      Evaluation Report            Area)                      (before income taxes, 10% discount rate)
     ----------------------    --------------     ----------------------------------------------------------------
                                                    Audited        Evaluated         Reviewed          Total
                                                  ----------    ---------------    -----------    --------------
     February 15, 2004             Canada             $0           $501.5  MM           $0           $501.5  MM

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:


Gilbert Laustsen Jung Associates Ltd.,
Calgary, Alberta, Canada                               Dated    MARCH 29, 2004
                                                             -------------------


         ORIGINALLY SIGNED BY
-----------------------------------------
Wayne W. Chow, P. Eng.
Vice-President

                                   SCHEDULE C

          REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

                                  FORM 51-101F3
                       REPORT OF MANAGEMENT AND DIRECTORS
                     ON RESERVES DATA AND OTHER INFORMATION


Management of Viking Energy Royalty Trust ("VERT") are responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

          (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

          (ii)    the related estimated future net revenue; and

          (iii) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

          (iv)    the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated and reviewed the Trust's reserves data. The report of the independent qualified reserves evaluator is presented below and is filed with securities regulatory authorities concurrently with this report in Appendix B to this Annual Information Form.

The Reserves Committee of the board of directors of the Trust has

(a) reviewed the Trust's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Trust's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

/s/ A. Kirk Purdy                             /s/ John McGilvary
----------------------------                  ------------------------------
A. Kirk Purdy                                 John McGilvary
President & CEO                               Chief Operating Officer


/s/ David J. Boone                            /s/ H. Douglas Hunter
----------------------------                  ------------------------------
David J. Boone                                H. Douglas Hunter
Director,                                     Director,
Chairman Reserves Committee                   Chairman of the Board of Directors


May 11, 2004


                                       C-2